UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 January 2016

Commission File Number: 001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F .......X.....           Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

Interim results, six months ended 31 December 2015
28 January 2016

Momentum continues with stronger top line growth and higher free cash flow

• 1.8% organic net sales growth, on 1.0% organic volume growth

• 2.4% organic operating profit growth

• Adverse exchange and the impact of the disposal of non core assets, reduced net sales by £400 million and operating profit* by £156 million to £5,606 million and £1,717 million, respectively

• Free cash flow £0.8 billion up £140 million on comparable period

• eps of 56.1 pence, up 7%. Pre-exceptional eps 51.3 pence, down 4%

• Interim dividend up 5% to 22.6 pence per share

*Before exceptional items

Ivan Menezes, Chief Executive, commenting on the first half said:

“Diageo has become a stronger, more competitive business. We have delivered volume growth, a stronger top line, improved the performance of our key brands, driven cost productivity and continued to generate strong cash flow. While trading conditions remain challenging in some markets, Diageo’s brands, capabilities in marketing and innovation and our route to consumer have proved resilient. I am confident that Diageo can deliver improved, sustained performance.

For the full year we expect volume growth to drive stronger top line performance, margin to slightly improve and  strong cash conversion to continue. This will set us up to deliver better momentum in F17, with productivity gains supporting margin expansion and investment in growth. We remain confident of  achieving  our objective of  mid-single digit top line growth and 100bps of organic operating margin improvement in the three years ending fiscal 19.”

Ends

Key financial information
For six months ended 31 December 2015

Summary financial information

		First Half F16 Reported	First Half F15 Reported	Organic growth %	Reported growth %
Volume	EUm	130.3	134.1	1	(3)
Net sales	£ million	5,606	5,900	2	(5)
Marketing spend	£ million	822	896	(5)	(8)
Operating profit before exceptional items	£ million	1,717	1,839	2	(7)
Operating profit(i)	£ million	1,613	1,668		(3)
Share of associates and joint ventures profit after tax	£ million	136	113		20
Exceptional items	£ million	107	(73)		-
Net finance charges	£ million	176	239		-
Tax rate	%	16.6	16.8		(1)
Tax rate before exceptional items	%	19.0	18.3		4
Profit attributable to parent company’s shareholders	£ million	1,406	1,311		7
Basic earnings per share	pence	56.1	52.3		7
Earnings per share before exceptional items	pence	51.3	53.7		(4)
Interim dividend per share	pence	22.6	21.5		5

(i)	Operating profit for the six months ended 31 December 2015 includes an exceptional operating charge of £104 million (2014 - £171 million).

Exceptional items
First Half F16
Operating items before taxation	£ million
Impairment of Ypióca brand and goodwill	(104)
Non-operating items before taxation
Sale of wines in the United States and Percy Fox	(123)
Sale of Jamaican, Singapore and Malaysia brewing businesses	457
Provision for a receivable related to a loan guarantee	(92)
Other	(31)
Total non-operating items before taxation	211
Total exceptional items before taxation	107

Tax relief in respect of the exceptional operating item was £10 million. Tax relief in respect of the exceptional non-operating items was £12 million. For further details of exceptional items see Notes 3 ’Exceptional items’.

Net sales growth (£ million)
Organic net sales growth of 1.8% driven by volume and mix Adverse exchange and sale of non core assets reduced reported net sales
Net sales	£ million
F15 H1 Reported	5,900
Exchange	(282)
Disposals completed in F15 and H1 F16	(118)
Disposals announced in F16 and completed since 31 December 2015	(43)
Acquisitions	52
Volume	55
Price/mix	42
F16 H1 Reported	5,606

Reported net sales declined primarily as a result of the adverse impact of exchange and the disposals of non core assets. Organic net sales growth was 1.8% with volume growth and positive price/mix.

Later timing of innovations and new processes for innovation launches (the replenishment model) in the United States led to a decline in net sales of Cîroc which reduced Diageo net sales growth by approximately 1ppt and impacted performance of Diageo North America by approximately 3pps and reserve brands by some 7pps.

Operating profit growth (£ million)
Organic operating profit growth 2.4% Adverse exchange and sale of non core assets reduced reported operating profit
Operating profit	£ million
F15 H1 Reported	1,839
Exchange	(125)
Disposals completed in F15 and H1 F16	(31)
Disposals announced in F16 and completed since 31 December 2015	(26)
Acquisitions	21
Organic Growth	39
F16 H1 Reported	1,717

Reported operating profit declined mainly as a result of adverse exchange and the sale of non core assets. Organic operating profit was up 2.4%.

Exchange

The exchange rate movement reflects the translation of prior year reported results at current exchange rates.

Reported net sales and operating profit were impacted by adverse exchange movements driven by the weakness of many currencies against sterling, in particular the euro, the Venezuelan bolivar and the Brazilian real partially offset by the strenghtening of the US dollar.

Using current exchange rates (£1 = $1.45; £1 = €1.33), the exchange rate movement for the year ending 30 June 2016 is estimated to adversely impact net sales by approximately £260 million and operating profit by approximately £85 million. This estimate excludes the impact of IAS 21 and IAS 39.

Acquisitions and disposals

Acquisitions made in the year ended 30 June 2015 increased net sales in the first half by £52 million and operating profit by £21 million, largely due to the acquisition of the remaining 50% shareholdings in Don Julio and United National Breweries.

Disposals, primarily the sale of Bushmills and Gleneagles in the year ended 30 June 2015 and the sale of wines in the United States and Percy Fox in Great Britain and beer assets in Jamaica and Asia in the year ending 30 June 2016 contributed net sales of £332 million and operating profit of £74 million in the six months ended 31 December 2014 and net sales of £171 million and operating profit of £17 million in the six months ended 31 December 2015.

For further details on the impact of acquisitions and disposals see ’Explanatory Notes’ section.

Organic growth by region

	Volume		Net sales		Marketing spend		Operating profit*
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(2)	(0.4)	(2)	(31)	(12)	(36)	(2)	(19)
Europe, Russia and Turkey	2	0.5	3	42	-	-	5	20
Africa	7	0.9	3	19	(4)	(3)	-	-
Latin America and Caribbean	4	0.4	9	40	4	3	5	7
Asia Pacific	-	(0.1)	2	26	(2)	(4)	18	36
Corporate	-	-	6	1	-	-	(8)	(5)
Diageo	1	1.3	2	97	(5)	(40)	2	39

* before exceptionals

Change in operating margin (%)
Organic margin improved by 16bps Exchange reduced operating margin by 66bps
Operating margin	ppt
F15 H1 Reported	31.17
Exchange	(0.66)
Acquisitions and disposals	(0.04)
Gross margin	(0.23)
Marketing spend	1.04
Overheads	(1.07)
Other income and expenses	0.42
F16 H1 Reported	30.63

Reported margin decreased by 54bps mainly due to adverse exchange which reduced margin by 66bps. Organic operating margin improved by 16bps. Gross margin decline was driven by negative market mix. Marketing efficiencies, together with lower spend on innovation launches in US Spirits, led to margin improvement. Overheads increased primarily driven by a higher bonus accrual. Margin improvement from other income includes the profit on the sale by United Spirits Limited (USL) of its shareholding in United Breweries Limited shares of £28 million in the period.

Earnings per share before exceptional items (pence)
Organic operating profit growth increased eps by 1.54 pence eps adversely impacted by exchange and disposals

eps before exceptional items	pence
F15 H1 Reported	53.7
Exchange on operating profit	(5.00)
Acquisitions and disposals	(1.39)
Operating profit excluding exchange	(1.54)
Associates and joint ventures	0.91
Finance charges	2.48
Tax	(0.16)
Non-controlling interests	(0.81)
F16 H1 Reported	51.3

Earnings per share decreased 2.4 pence largely driven by adverse exchange. Disposals adversely impacted eps because of low interest rates on the sale proceeds. Lower finance charges from lower debt, reduced hyperinflation charge and higher associate income increased eps. Operating profit growth in USL was the main driver of the increase in non-controlling interests which reduced eps.

Movement in net finance charges

		£ million
First Half F15		239
Net interest charge reduction		(31)
Reduction in other finance charges		(32)
First Half F16		176

	First Half F16	First Half F15
Average monthly net borrowings (£ million)	9,671	10,698
Effective interest rate (i)	3.4%	3.7%

(i)
For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The decrease in average net borrowings arose from the disposals proceeds and stronger cash flow offset by the increase in the dividend payment. The effective interest rate decreased in the six months ended 31 December 2015 largely driven by the reduction of debt in USL together with the repayment of Diageo bonds with a higher interest rate.

Free cash flow (£ million)
Free cash flow up £140 million with lower interest and tax payments and higher operating profit offset by exchange.
Free cash flow	£ million
F15 H1 Reported	699
Exchange(i)	(125)
Operating profit before exchange(ii)	123
Working capital movement	(45)
Net capex movement	38
Interest and tax	124
Other items(iii)	25
F16 H1 Reported	839

(i)	Exchange on operating profit before exceptional items.
(ii)	Movement on operating profit before exchange and after exceptional items adjusted for depreciation and amortisation, post employment payments and non-cash items.
(iii)	Other items include post employment payments, dividends received from associates and joint ventures and movements in loans and other investments.

Growth in free cash flow from operating profit before exchange results from the organic operating profit improvement, and the higher operating exceptional items in respect of restructuring  in the comparative period. In the first half the operating exceptional item (impairment of Ypióca brand and goodwill) has no cash impact. The negative working capital movement was mainly driven by a reduction in provisions following the settlement of the Korean customs dispute in the second half of last year.

Return on average invested capital (%)(i)
Adverse exchange movements reduced ROIC by 0.9pps.
Return on average invested capital(i)	ppt
F15 H1 Reported(ii)	14.6
Exchange	(0.9)
Acquisitions and disposals	(0.2)
Operating profit	0.4
Associates and joint ventures	0.1
Tax	0.1
Non-controlling interests	(0.2)
F16 H1 Reported	13.9

(i)	ROIC calculation excludes exceptional items.
(ii)
The group revised the calculation of ROIC at 30 June 2015 by excluding the net assets and net profit attributable to non-controlling interests. Prior to this adjustment, in the six months ended 31 December 2014 the ROIC reported was 13.9%.

Adverse exchange reduced ROIC by 0.9pps. Increased operating profit, higher income from associates and lower tax payments all had a positive impact on ROIC. Increased profit in USL was the main driver of higher non-controlling interests, which had a negative impact on ROIC.

Notes to the business and financial review

Unless otherwise stated:

•	commentary refers to organic movements
•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	share refers to value share
•	GTME refers to Global Travel Asia and Middle East

Diageo has disposed of the majority of its wine interests in the United States and Great Britain and is expected to complete the sale of its Argentinian wine interests in the second half of the year. In the six months ended 31 December 2015 net sales of wine were £189 million (2014 - £231 million) and operating profit was £19 million (2014- £43 million). As the remaining wine businesses are immaterial no organic figures for wine are disclosed in the business and financial review for the six months ended 31 December 2015.

See ‘Explanatory Notes’ section for explanation of non-GAAP measures.
BUSINESS REVIEW
Six months ended 31 December 2015

North America

Performance in North America was in line with expectations. In US Spirits, later innovation launches in the half and the implementation of the replenishment model for innovations reduced the level of shipments against the first half last year, especially for Cîroc, however most key brands delivered stronger performance in the half. Action taken on Smirnoff and Captain Morgan led to net sales growth. Crown Royal performed strongly as a result of the continued success of Crown Royal Regal Apple. Performance in scotch benefitted from mix, especially on Johnnie Walker. Bulleit and Don Julio each continued to deliver double digit net sales growth. In addition Diageo delivered improved performance in DGUSA as net sales grew 2% and in Canada with net sales up 5%. The number and timing of innovation launches, together with procurement benefits resulted in marketing spend down 12%. Excluding these impacts, marketing would have been broadly flat. However net sales and negative mix impacted gross margin and operating margin declined 29bps. In the drive for stronger, sustained performance the new management team in Diageo North America have made a number of changes to refocus marketing activity, upweight on premise activity and enhance distributor relationships.

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	1,867	83	(52)	(31)	1,867	-
Marketing spend	304	10	(3)	(36)	275	(10)
Operating profit before exceptional items	819	30	(21)	(19)	809	(1)
Exceptional items	(11)				-
Operating profit	808				809	-

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
North America	(2)	(3)	(2)	-

US Spirits and Wines	(2)	(4)	(3)	-
DGUSA	-	-	2	7
Canada	4	3	5	(7)

Spirits	(2)	(2)	(3)	1
Beer	(1)	(1)	(1)	2
Ready to drink	3	(3)	6	5

Global giants and local stars(i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Crown Royal	8	8	13
Smirnoff	2	4	7
Captain Morgan	3	1	5
Johnnie Walker	(6)	-	5
Ketel One vodka	(1)	(2)	4
Cîroc	(42)	(43)	(40)
Baileys	2	4	7
Guinness	1	-	3
Tanqueray	1	2	7
Don Julio	25	28	35
Bulleit	24	27	34
Buchanan’s	4	9	15
(i)	Spirits brands excluding ready to drink.

•
Volume in US Spirits declined 2% with shipments down nearly 500k cases in the half. This was mainly driven by the reduction in the volume of Cîroc against the prior period when 750k cases were shipped for the launch of Cîroc Pineapple. In comparison, in this half for the launch of the new Cîroc flavour, Cîroc Apple, which occurred later in the half, 250k cases were shipped.

•
Net sales declined 3% as the decline in volume in Cîroc led to negative mix which was only partially offset by the higher net sales growth of Diageo’s North American whiskey brands. Smirnoff has returned to growth although it continues to underperform the vodka category growth. Smirnoff has increased the activation behind electronic dance music (EDM) in the half and has further amplified this through social media and retail programming. Captain Morgan has also improved and the brand has outperformed the declining rum category, driven by the launch of Cannon Blast and the growth of Captain Morgan Original Spiced Rum (OSR) as on premise programming was stepped up using the activation army to revitalise recruitment. Strong growth of Johnnie Walker super deluxe variants drove positive mix with volume decline of Johnnie Walker Red and Black Label. The growth of North American whiskey is driven by flavours which is broadening reach to mass appeal and in the shot occasion, and growth in unflavoured driven by authenticity, craftsmanship and premiumisation. Crown Royal has variants for each of these growth drivers and therefore depletions grew double digit and net sales grew 8% despite lapping the high level of shipments associated with the launch of Crown Royal Regal Apple in the first half last year. In contrast depletions of Cîroc declined in the half.  With 80% of sales from flavour variants, growth of the Cîroc brand is more reliant on a pipeline of high impact flavours and therefore lapping the very successful innovation of Cîroc Pineapple last year did impact performance. With the move to a replenishment model for innovations and with the launch of the new Cîroc Apple innovation later in the year, shipments of Cîroc were lower which together with weaker depletions led to a 43% decline in net sales. Cîroc marketing spend was refocused to drive broader reach though digital and high profile PR events and increased sampling. For Buchanan’s, premiumisation and positioning within the Hispanic consumer base continues to be the core strategy for growth, despite slower growth in the half as a result of price increases to support the new packaging and brand positioning. Don Julio and Bulleit continued to build their positions in their respective categories with another period of industry leading growth, both growing above 25% in the half.

•
The marketing organisation in US Spirits was refocused in the half on Release brands(ii), North American whiskey, reserve brands and scotch to create a more efficient structure. Marketing spend benefitted from the achievement of further marketing spend efficiencies and a reduction in the level of spend on innovations against the prior period, reflecting the later timing of innovation launches.

•
DGUSA delivered net sales growth through mix with strong growth of Smirnoff ready to drink driven by new marketing programmes and flavours. Beer was down as the launch of Guinness Nitro IPA was offset by the decline in Guinness Keg, Smithwicks and Harp.

•	In Canada strong growth across the portfolio drove volume growth and mix.

(ii) Release brands include Smirnoff, Captain Morgan and Cîroc.

Europe, Russia and Turkey

The region’s performance reflected continued momentum in Europe, growth in Turkey and net sales growth in Russia against the prior period although the trading environment there remains challenging. In Europe net sales were up 2% and Diageo gained share, with continued growth in Great Britain and improved performance in Continental Europe and France. Reserve brands in Europe delivered another strong performance with net sales up 18%. In both Great Britain and Ireland Guinness momentum continued with innovations from ‘The Brewers Project’. Baileys was back to growth as a result of increased in-outlet activation and consumer sampling. Continued investment in our route to consumer led to a 10% increase in outlets covered and coverage is expected to increase further in the second half. In Russia price increases to offset devaluation led to a volume decline of 12% however net sales grew 20% driven by positive brand mix and Diageo gained share in rum although scotch share declined. In Turkey net sales were up 9% with premiumisation in the raki category and double digit growth of Johnnie Walker and Smirnoff. Total operating margin for the region improved 46bps largely driven by procurement savings in marketing spend.

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	1,459	(114)	(26)	42	1,361	(7)
Marketing spend	225	(3)	(4)	-	218	(3)
Operating profit before exceptional items	480	(36)	(14)	20	450	(6)
Exceptional items	(4)				-
Operating profit	476				450	(5)

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Europe, Russia and Turkey	2	1	3	(7)

Europe	3	1	2	(5)
Russia	(12)	(15)	20	(28)
Turkey	3	3	9	(11)

Spirits	2	1	5	(7)
Beer	2	2	1	(5)
Ready to drink	(2)	(2)	(5)	(7)

Global giants and local stars(i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Guinness	5	4	(1)
Johnnie Walker	2	6	(4)
Smirnoff	(2)	(5)	(8)
Baileys	6	7	-
Yenì Raki	5	5	(15)
Captain Morgan	13	11	2
JεB	(4)	(5)	(13)

(i)      Spirits brands excluding ready to drink.
•	In Europe net sales were up 2%:
•
In Great Britain net sales were up 3%, with spirits and beer in growth. Baileys was back in growth with net sales up 14% driven by increased in-outlet activation and consumer sampling. Captain Morgan net sales were up 2% with growth driven by the launch of Captain Morgan White. Smirnoff volume was up 1%, however net sales were down driven by higher volume sold on promotion during the holidays as part of a strategy to drive our broader vodka portfolio in certain channels. Ready to drink net sales were down 6% due to increased competition in the frozen pouch segment. Beer net sales were up 3% with Guinness net sales up 4% driven by strong Rugby World Cup activation and continued success of ‘The Brewers Project’ launches. Reserve brands net sales were up 31% driven by Cîroc, scotch malts and Tanqueray No. TEN.

•
In Ireland Guinness performance accelerated with net sales up 5%, supported by the continued growth of F15 innovations launched through ‘The Brewers Project’ – Hop House 13 Lager, Dublin and West Indies Porter. Net sales of agency lager brands declined 6% and net sales in spirits were down 6% driven by channel restructuring.

•
In France net sales increased 4% driven by reserve brands up 8%, growth in Johnnie Walker Double Black and Johnnie Walker Red Label, and the strong performance of Captain Morgan which almost doubled net sales.

•	In Continental Europe net sales were up 2%:
•	Net sales in Iberia were flat. Activation against a broader brand portfolio drove growth in Baileys, Johnnie Walker and Gordon’s in a vibrant gin category which offset a decline in JεB.
•	Net sales in Germany, Austria and Switzerland grew 8% driven by double digit growth in Johnnie Walker, reserve brands, Baileys and Tanqueray.
•	Benelux net sales were up 5% driven by growth in reserve brands, Smirnoff, Tanqueray and Gordon’s Gin.
•	Growth in scotch and gin and double digit growth of reserve brands were the main drivers behind the 4% net sales growth in Italy.
•	In Greece, net sales were up 3% driven by route to consumer investment and increased activation.
•	Net Sales in Poland were up 1% and net sales declined in the Eastern Europe Partner Markets.
•
Performance in Russia continued to be impacted by the events in the region. In Russia price increases were implemented to offset devaluation, which impacted volume, down 12% but net sales grew 20% in part driven by growth of reserve brands where volume grew 24%. While Diageo’s share of scotch declined as a result of these price increases, Captain Morgan continued to achieve strong share gains behind the launch of Captain Morgan White.

•
In Turkey net sales grew 9%. Raki net sales were up 5% with Yenì Raki and the super premium variant Tekirdağ Raki premiumising the category. Net sales of Johnnie Walker, Smirnoff, Gordon’s and Tanqueray all grew double digit.

•
Marketing investment was held flat through procurement savings on marketing spend. Excluding procurement savings marketing spend increased 3%. The increased investment was focused on the biggest growth opportunities such as reserve brands, gin, beer and innovation.

Africa

Net sales grew 3% in Africa, with strong growth of beer as net sales grew 15%, offset by a significant decline in Orijin following its strong distribution growth in the prior year, and the decline of scotch in South Africa and Angola given the economic conditions. The beer performance was led by the roll back of excise duty increase on Senator in Kenya, growth in Guinness and Malta Guinness in Nigeria, and good performance in the growing value beer segment with Satzenbrau in Nigeria, and Balozi and Allsopps in Kenya. Weaker demand for scotch was offset by the strong growth of vodka and rum in both East Africa and South Africa.  In Ghana, the successful launch of Orijin Bitters and ready to drink formats drove net sales growth. Reserve brands have grown net sales 65% driven by the strong performance of Johnnie Walker Blue in Nigeria and Africa Regional Markets.

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	746	(76)	27	19	716	(4)
Marketing spend	85	(9)	1	(3)	74	(13)
Operating profit before exceptional items	175	(38)	1	-	138	(21)
Exceptional items	(1)				-
Operating profit	174				138	(21)

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Africa	7	17	3	(4)

Nigeria	(8)	(8)	(9)	(18)
East Africa	21	21	13	-
Africa Regional
Markets	12	63	6	17
South Africa	(5)	(4)	2	(12)

Spirits	(3)	(3)	-	(12)
Beer	23	45	15	10
Ready to drink	(35)	(28)	(44)	(43)

Global giants and local stars(i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Guinness	14	15	4
Malta	24	27	17
Tusker	(13)	(14)	(26)
Senator	145	144	111
Harp	(8)	(8)	(17)
Johnnie Walker	(17)	(4)	(13)
Smirnoff	2	8	(7)
(i)	Spirits brands excluding ready to drink.

•
In Nigeria, net sales declined 9% driven by the comparison against the strong distribution growth on Orijin, which lapped its successful introduction last year when it defined a new category in Nigeria. The brand also saw rate of sale fall as competitors entered the category. A number of interventions to bring new news to the brand and the category have been made, including innovation and packaging changes at appropriate price points. Beer delivered a very strong performance with both volume and net sales up 28%. This is driven by strong double digit shipment growth for Guinness and Malta Guinness, reflecting momentum against a weak prior period, and high single digit growth in underlying depletions benefitting from new marketing, distribution changes and in part as consumers switch back from Orijin. Satzenbrau performed strongly with half year net sales growth of 54% as the brand builds its position in the growing value beer segment.

•
In East Africa net sales were up 13% largely driven by the strong growth of beer and mainstream spirits. In Kenya Senator keg volume more than doubled following a duty reduction early in the year. Mainstream spirits net sales were up 17%, largely driven by the strong performance of Kenya Cane and Kane Extra. Guinness, Smirnoff Ice Double Black and Guarana, and reserve brands all grew both volume and net sales by double digits.

•
In Africa Regional Markets net sales grew 6% reflecting strong growth in Ghana, Cameroon and Ethiopia. In Ghana net sales were up 27% largely driven by the launch of Orijin Bitters and ready to drink variants, and good performance in beer with net sales up 5%. In Cameroon, net sales growth of 4% was driven by a good performance from Guinness, despite short term supply constraints, and Johnnie Walker which grew 30% as it continued to benefit from an improved route to consumer. In Ethiopia, strong net sales growth of Malta of 63% was partly offset by a small decline in beer, in an increasingly aggressive sector as brewing capacity expands in the market. We have relaunched our Meta beer brand in November. Reported net sales increased £26 million in the half following the acquisition of the remaining 50% of United National Breweries in South Africa in May 2015. Net sales in Angola declined 52% reflecting economic and currency issues leading to reduced stock levels. Reserve brands continue to perform well driven by Johnnie Walker Blue Label.

•
In a challenging economic environment net sales in South Africa were up 2%. Net sales of spirits were flat as a 9% growth in vodka was offset by scotch net sales down 6%. Smirnoff 1818 continued its strong performance with net sales growth of 3%, and is now the biggest spirits brand in South Africa. Net sales of Johnnie Walker increased 5%, with Johnnie Walker Black depletions of 12%, as marketing focused on the brand’s quality credentials. Overall scotch net sales performance reflects weaker performance of Johnnie Walker Red, JεB and Bell’s as the economic issues led to lower stock levels in the retail trade. Net sales in rum were up 14% as a result of consumer events to drive awareness. Reserve brands’ net sales were up 19% as it benefited from launches of Bulleit, Ketel One, Cîroc Pineapple and Cardhu.

•
Marketing investment in Africa decreased 4% driven by Nigeria and East Africa. In Nigeria, investment was down 16% as activity on beer started slowly in the half, reflecting economic uncertainty.  In East Africa, investment declined 1% reflecting the growth in the value sector and some re-phasing of marketing to the second half. Investment increased 5% in African Regional Markets reflecting a continued focus on core brands, alongside renovating the Meta brand in Ethiopia and the launch of Orijin in Ghana.  Investment behind scotch increased 14% notably behind Johnnie Walker in South Africa and Africa Regional Markets. Ready to drink investment increased driven by Smirnoff Ice Double Black & Guarana in South Africa.

Latin America and Caribbean

In LAC volume and net sales growth of 4% and 9% respectively reflect strong performances across the domestic markets. Despite difficult market conditions, Brazil net sales were up 12% reflecting price increases and positive shipment phasing ahead of a December duty increase. Perfomance in both Mexico and Colombia was strong with net sales up 20% and 24% respectively, driven by scotch and the introduction of Baileys flavours. Net sales growth in the export channels reflects the comparison against last year when stocks held by customers in the channel were reduced. There has also been a significant decline in depletions in the export channels given the continued currency weakness. Following a number of years of currency devaluation which has impacted demand, net sales in Venezuela were only £4 million. Scotch net sales across LAC grew 9% reflecting strong Johnnie Walker Red Label performances in Mexico and Brazil, and Buchanan’s in Mexico and Colombia, driven by invigourated marketing campaigns, some price increases and growth in reserve scotch brands. Vodka net sales were up 22% driven by growth in Mexico and in Brazil as a result of the pre-duty buy in.

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	619	(139)	2	40	522	(16)
Marketing spend	110	(21)	4	3	96	(13)
Operating profit before exceptional items	207	(63)	3	7	154	(26)
Exceptional items	(4)				(104)
Operating profit	203				50	(75)

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Latin America and
Caribbean	4	5	9	(16)

PUB	1	1	9	(21)
Colombia	5	6	24	(11)
Mexico	26	41	20	20
West LAC	5	(2)	4	(7)
Venezuela	7	6	39	(94)

Spirits	5	7	9	(13)
Beer	11	(28)	7	(41)
Ready to drink	(9)	(9)	3	(33)

Global giants and local stars(i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Johnnie Walker	7	11	(7)
Buchanan’s	(10)	5	(27)
Smirnoff	14	21	(14)
Old Parr	(11)	-	(24)
Baileys	(1)	5	(10)
Ypióca	(6)	4	(28)
Black & White	49	72	25
(i)	Spirits brands excluding ready to drink.

•
Net sales in Paraguay, Uruguay and Brazil (PUB) increased 9% largely driven by Brazil where, despite challenging market conditions, net sales were up 12% reflecting price increases following a currency devaluation and positive shipment phasing ahead of a significant excise duty increase in December 2015. Scotch net sales in Brazil were up 17% with strong performance of Johnnie Walker Red Label, Black and White, and White Horse with Diageo holding share despite price increases, reflecting a consistent and targeted investment behind these brands. Vodka net sales were up 15% driven by Smirnoff and Cîroc as a result of the pre-duty buy in. Despite the decline in the cachaça market, Ypióca net sales were up 4% as on-trade activations focused on increasing coverage in its core region. An impairment charge in respect of the Ypióca brand and its goodwill has been made reflecting the challenging economic environment and a significant adverse change in local tax regulation which will lower its future profitability.  Net sales in the duty free zones of Paraguay and Uruguay declined 15% reflecting currency devaluation. Reserve brands’ net sales in PUB increased 14% driven by Cîroc and a focus on customer experience through on trade marketing activity.

•
Net sales in Colombia were up 24%, with 18pps of positive price/mix. Scotch delivered strong double digit net sales growth in each segment. Johnnie Walker continues to grow with volume up 13%, and net sales up 40% driven by price increases. Old Parr grew net sales 21% and share benefited from the launch of Old Parr Tribute. Buchanan’s delivered 37% net sales growth and made share gains primarily due to increases in Buchanan’s Deluxe and Special Reserve. Innovation through flavours, plus strong focus behind brilliant execution during peak selling seasons contributed to a 7% increase in Baileys net sales, and increased share in a growing category. As the business looks to widen its portfolio, gin and vodka categories posted net sales growth above 40% and 50% respectively, albeit from a small base, driven by innovation and reserve brands.

•
Mexico net sales were up 20% largely driven by scotch where net sales increased 18%, reflecting strong brand momentum and improved execution of marketing campaigns and commercial platforms. A full revamp of the Buchanan’s trademark through the launch of a new bottle and the successful ‘Good vs Great’ campaign contributed to 18% net sales growth. Johnnie Walker net sales grew 17% benefitting from greater visibility with the Keep Walking - ‘Walk With Joy’ (‘Walk With Joy’) campaign and digital activations. Black and White net sales grew 87% reflecting strong focus on trade activations. A robust turnaround plan has been implemented for Smirnoff having regained distribution of the brand, focused on brand availability through trade activations. The acquisition of Don Julio drove reported net sales growth. Don Julio is the fastest growing tequila brand in the country nearly doubling category growth.

•
In West LAC net sales increased 4%. Net sales growth in the export channels reflects the comparison against last year, when stock held by customers in the channel were reduced, and a significant decline in depletions given the continued currency weakness. Domestic markets’ net sales increased 3% driven by Peru, Chile, and Central America and Caribbean. In Peru net sales were up 22% reflecting some pricing actions, with strong contributions from Old Parr and across the Johnnie Walker portfolio on the back of the ‘Walk With Joy’ campaign and Johnnie Ginger activations in the first half. In Chile, net sales improved 11% driven by strong scotch volume and net sales growth of 18% and 15% respectively benefiting from trade activations. Central America and Caribbean net sales grew 2% driven by Smirnoff ready to drink up 14% reflecting the launch of Smirnoff Ice Double Black and Guarana in Central America in the half. In Argentina, changes in the channel mix reduced net sales by 4% in the half. Diageo has now agreed to sell its Argentina wine business and move to a full distribution sales model, which is expected to complete in the second half. In addition, the beer business in Jamaica was sold in October 2015 as part of a focus on spirits.

•	Following the change in consolidation exchange rate to recognise local inflation, net sales for Venezuela in the half were £4 million.
•
An increase in marketing investment of 4% supported the expansion of brand portfolios in the region, but spend was reduced in Brazil in line with the weaker economic environment. In Mexico, investment growth of 16% was driven by spend on Smirnoff as we continue to invest having regained distribution, and on ready to drink behind the launch of Smirnoff Ice Double Black & Guarana. Elsewhere, Smirnoff ready to drink investment also increased behind the new Green Apple flavour in Colombia. Scotch spend increased 2% and was focused on Johnnie Walker Black in Brazil, Mexico and West LAC supported by the ‘Walk With Joy’ campaign, and Buchanan’s in Mexico and Colombia with the relaunch of the new image.

•
Net sales in Paraguay, Uruguay and Brazil (PUB) increased 9% largely driven by Brazil where, despite challenging market conditions, net sales were up 12% reflecting price increases following a currency devaluation and positive shipment phasing ahead of a significant excise duty increase in December 2015. Scotch net sales in Brazil were up 17% with strong performance of Johnnie Walker Red Label, Black and White, and White Horse with Diageo holding share despite price increases, reflecting a consistent and targeted investment behind these brands. Vodka net sales were up 15% driven by Smirnoff and Cîroc as a result of the pre-duty buy in. Despite the decline in the cachaça market, Ypióca net sales were up 4% as on-trade activations focused on increasing coverage in its core region. An impairment charge in respect of the Ypióca brand and its goodwill has been made reflecting the challenging economic environment and a significant adverse change in local tax regulation which will lower its future profitability.  Net sales in the duty free zones of Paraguay and Uruguay declined 15% reflecting currency devaluation. Reserve brands’ net sales in PUB increased 14% driven by Cîroc and a focus on customer experience through on trade marketing activity.

•
Net sales in Colombia were up 24%, with 18pps of positive price/mix. Scotch delivered strong double digit net sales growth in each segment. Johnnie Walker continues to grow with volume up 13%, and net sales up 40% driven by price increases. Old Parr grew net sales 21% and share benefited from the launch of Old Parr Tribute. Buchanan’s delivered 37% net sales growth and made share gains primarily due to increases in Buchanan’s Deluxe and Special Reserve. Innovation through flavours, plus strong focus behind brilliant execution during peak selling seasons contributed to a 7% increase in Baileys net sales, and increased share in a growing category. As the business looks to widen its portfolio, gin and vodka categories posted net sales growth above 40% and 50% respectively, albeit from a small base, driven by innovation and reserve brands.

•
Mexico net sales were up 20% largely driven by scotch where net sales increased 18%, reflecting strong brand momentum and improved execution of marketing campaigns and commercial platforms. A full revamp of the Buchanan’s trademark through the launch of a new bottle and the successful ‘Good vs Great’ campaign contributed to 18% net sales growth. Johnnie Walker net sales grew 17% benefitting from greater visibility with the Keep Walking - ‘Walk With Joy’ (‘Walk With Joy’) campaign and digital activations. Black and White net sales grew 87% reflecting strong focus on trade activations. A robust turnaround plan has been implemented for Smirnoff having regained distribution of the brand, focused on brand availability through trade activations. The acquisition of Don Julio drove reported net sales growth. Don Julio is the fastest growing tequila brand in the country nearly doubling category growth.

•
In West LAC net sales increased 4%. Net sales growth in the export channels reflects the comparison against last year, when stock held by customers in the channel were reduced, and a significant decline in depletions given the continued currency weakness. Domestic markets’ net sales increased 3% driven by Peru, Chile, and Central America and Caribbean. In Peru net sales were up 22% reflecting some pricing actions, with strong contributions from Old Parr and across the Johnnie Walker portfolio on the back of the ‘Walk With Joy’ campaign and Johnnie Ginger activations in the first half. In Chile, net sales improved 11% driven by strong scotch volume and net sales growth of 18% and 15% respectively benefiting from trade activations. Central America and Caribbean net sales grew 2% driven by Smirnoff ready to drink up 14% reflecting the launch of Smirnoff Ice Double Black and Guarana in Central America in the half. In Argentina, changes in the channel mix reduced net sales by 4% in the half. Diageo has now agreed to sell its Argentina wine business and move to a full distribution sales model, which is expected to complete in the second half. In addition, the beer business in Jamaica was sold in October 2015 as part of a focus on spirits.

•	Following the change in consolidation exchange rate to recognise local inflation, net sales for Venezuela in the half were £4 million.
•
An increase in marketing investment of 4% supported the expansion of brand portfolios in the region, but spend was reduced in Brazil in line with the weaker economic environment. In Mexico, investment growth of 16% was driven by spend on Smirnoff as we continue to invest having regained distribution, and on ready to drink behind the launch of Smirnoff Ice Double Black & Guarana. Elsewhere, Smirnoff ready to drink investment also increased behind the new Green Apple flavour in Colombia. Scotch spend increased 2% and was focused on Johnnie Walker Black in Brazil, Mexico and West LAC supported by the ‘Walk With Joy’ campaign, and Buchanan’s in Mexico and Colombia with the relaunch of the new image.

Asia Pacific

The overall performance in Asia Pacific improved, with net sales up 2% as Australia, South East Asia, Greater China and India all grew. The performance of Shui Jing Fang drove growth in Greater China and the successful renovation of Royal Challenge drove top line growth in India. There was some weakness in Korea, driven by a shift towards lower ABV spirits, and in Global Travel Asia and Middle East, given geopolitical developments. The reserve portfolio continued to deliver a strong performance, up 15%, with growth coming from Master Distiller’s No.8 brand in Greater China and the reintroduction of Johnnie Walker Green Label in Australia. Marketing spend was down 2% as a result of reduced spend on Johnnie Walker Black Label and Blue Label in China. Operating margin improved strongly as margin in India increased significantly driven by both underlying improvement in operating margin and the sale by USL of United Breweries Limited shares.

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	1,166	(34)	(35)	26	1,123	(4)
Marketing spend	168	(6)	(1)	(4)	157	(7)
Operating profit before exceptional items	214	(15)	(1)	36	234	9
Exceptional items	(147)				-
Operating profit	67				234	249

Markets:
	Organic	Reported	Organic	Reported
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Asia Pacific	-	(10)	2	(4)

South East Asia	(2)	(2)	6	2
Greater China	-	-	4	6
India	-	(12)	6	(3)
Global Travel Asia &
Middle East	(6)	(6)	(12)	(12)
Australia	2	2	2	(11)
North Asia	10	10	(2)	(6)

Spirits	-	(10)	2	(2)
Beer	2	2	(1)	(8)
Ready to drink	(8)	(8)	(9)	(18)

Global giants and local stars(i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Johnnie Walker	(4)	(5)	(7)
McDowell's	2	3	(2)
Windsor	-	(7)	(10)
Smirnoff	(3)	(3)	(7)
Guinness	2	(1)	(8)
Bundaberg	(5)	(4)	(17)
Shui Jing Fang	155	69	73
(i)	Spirits brands excluding ready to drink.

•
In South East Asia net sales were up 6%. This growth was driven by increased net sales in the wholesale channels which lapped the inventory reduction of Johnnie Walker Black Label and Johnnie Walker Red Label in F15. This inventory reduction has continued in the first half, however while shipments are below depletions, shipments are up on last year. Other countries in the market were weaker. In Indonesia, increased regulation banning off trade sales had a material impact resulting in a net sales reduction of 16%. In Thailand, net sales were down 6% due to the weak scotch market. However, Johnnie Walker grew share by 1ppt. In addition, the successful launch of Smirnoff Midnight 100 in the first quarter contributed to share gains of 40bps in Smirnoff ready to drink. In Vietnam net sales declined by 29% with Johnnie Walker particularly impacted.

•
In Greater China net sales increased 4%. The performance in Shui Jing Fang continued to improve with net sales up 81%, driven by the continuing strong performance of the Master Distiller’s No.8 which competes in the premium baijiu segment. In China net sales of international spirits were down 40%, largely due to scotch, which was down 42% as the effects of the government’s anti-extravagance measures on the traditional on trade persist and competition increases in the modern on trade channel. In Taiwan, net sales were up 9% driven by the continued success of The Singleton which gained share consolidating its number one scotch position.

•
In India, net sales were up 6% for the half. Shipments of Johnnie Walker were down as a result of delays in registration in some states and stock levels of Smirnoff were reduced. IMFL brands, especially prestige and above, performed strongly in Q2 offsetting some weakness in the first quarter. The renovation of the Royal Challenge brand drove net sales growth of 57% and the brand gained share in the category. This offset a temporary pricing related challenge in Karnataka on our lead brand of Haywards which declined 32% and impacted the reported India results by 2pps. In addition, Scotch performed strongly with double digit net sales growth from revamped brand campaigns and category management across the consolidated portfolio. Share gains were achieved in Premium White Spirits driven by Smirnoff despite a softening category. Overall India’s gross profit margin improved 3pps due to improved product/price mix and stronger collaboration with third party suppliers and productivity initiatives that delivered a reduction in cost of sales.

•
Global Travel Asia and Middle East net sales declined by 12% as geopolitical developments led to softness in the domestic and travel retail business in the Middle East. In Global Travel Asia net sales declined 4% impacted by softness in China and South East Asia.

•
Australia performed well in tough market conditions and net sales grew 2%. Growth in spirits and beer more than offset the continued decline in the ready to drink segment. Smirnoff, Captain Morgan and Baileys performed strongly and all gained share. However, the overall Bundaberg brand net sales were down 2% driven by spirits as ready to drink was flat year on year. Johnnie Walker was down low single digit driven by Johnnie Walker Red Label partially offset by the re-introduction of Johnnie Walker Green Label.

•
North Asia net sales were down 2%. In Japan, net sales grew 9%, largely driven by strong growth in scotch which offset the decline in ready to drink, a category that is becoming more competitive due to new entrants in craft beer and wine based ready to drink. In Korea net sales were down 6%. Decline in the whisky category and a shift towards lower ABV spirits was partially offset by continued growth in beer as Diageo broadened its participation. In response to the shift towards lower ABV spirits Korea launched W Ice by Windsor in March 2015 and K Rare by Windsor in November 2015 and initial results show the brands are being well received both by customers and consumers.

•
Marketing spend decreased 2% with a significant reduction in Johnnie Walker investment predominantly in China with a planned move away from in-outlet promotion. In North Asia, while marketing spend reduced overall in response to the contraction of the whisky market, Korea increased its investment in Guinness to broaden the portfolio.  The spend in South East Asia has increased by 12% with the execution of the Johnnie Walker ‘Walk With Joy‘ marketing campaign and the launch of Smirnoff ready to drink Midnight 100 in Thailand being the key focus. In India marketing spend was down as marketing spend is focused on key brand renovations.

Corporate

Key financials £ million:
	First Half F15 Reported	FX	Acquisitions and disposals	Organic movement	First Half F16 Reported	Reported movement %

Net sales	43	(2)	(25)	1	17	(60)
Marketing spend	4	-	(2)	-	2	(50)
Operating profit before exceptional items	(56)	(3)	(4)	(5)	(68)	(21)
Exceptional items	(7)				-
Operating profit	(63)				(68)	(8)

Reported corporate net sales in the six months ended 31 December 2015 were £17 million, down 60% from the previous year largely due to the sale of the Gleneagles Hotel. Operating charges in the period were £68 million,  as cost savings in global functions were more than offset by the release of provisions which benefited the comparative. There were no exceptional charges in respect of  restructuring costs in the half

CATEGORY AND BRAND REVIEW

For six months ended 31 December 2015

Key categories:
	Organic	Reported	Organic net	Reported net
	volume	volume	sales	sales
	movement	movement	movement	movement
	%	%	%	%
Spirits(i)	-	(5)	1	(4)
Scotch	(2)	(2)	1	(8)
North American whiskey	7	7	10	15
IMFL	(4)	(8)	2	(1)
Vodka	(1)	(1)	(8)	(9)
Rum	7	7	4	-
Tequila	7	87	6	45
Liqueurs	6	6	7	2
Gin	2	2	6	3
Beer	15	26	7	1
Ready to drink	(14)	(14)	(13)	(20)
(i)	Spirits brands excluding ready to drink.

•
Scotch represents 25% of Diageo net sales and net sales were up 1%.  A good performance in Latin America and Caribbean, with net sales up 9%, was largely driven by Johnnie Walker and Buchanan’s, supported by successful marketing campaigns such as Buchanan’s ‘Good vs Great’ campaign and Johnnie Walker’s ‘Walk With Joy’ campaign. Good overall performances by Black & White and White Horse were offset by net sales decline in JεB and Bell’s. Windsor net sales declined double digit in Korea due to the decline of the whisky category and a market shift towards lower ABV spirits.

•
North American whiskey represents 8% of Diageo’s net sales and grew 10%. Performance was driven by the success of Crown Royal Regal Apple and the strong growth of Bulleit which continued to gain share in the category in the United States.

•
Vodka represents 12% of Diageo’s net sales and declined 8%. The decline was largely driven by Cîroc in the United States. Smirnoff, the largest brand in the category, performed well with net sales up 1% in developed markets and 4% in emerging markets.

•
Beer represents 17% of Diageo’s net sales and grew 7% largely driven by a strong performance in Africa where beer net sales were up 15%. Key contributors were East Africa and Nigeria. In East Africa there was strong growth of Senator, which more than doubled volume following the duty remission early in the fiscal year. In Nigeria, Guinness benefited from trade activations, and a price and quality focus. While Malta continued its distribution drive in to the growing off trade sector. Guinness also gained share and increased net sales in Great Britain by 4% and Ireland by 5%, its two biggest markets.

•
Ready to drink represents 5% of Diageo’s net sales with net sales down 13%. This was largely driven by a decline of Orijin in Nigeria as it lapped last year’s national roll out and faced increased competition in this category. The decline was partially offset by a good performance in Smirnoff Ice Flavours in the United States driven by new marketing programmes and flavours and the launch of Orijin in Ghana.  In Thailand, Smirnoff Midnight 100 was successfully launched in the ready to drink segment in the first quarter and contributed to share gains of 40bps in Smirnoff ready to drink.

Global giants, local stars and reserve (i):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement	movement	movement
	%	%	%
Global giants
Johnnie Walker	(1)	1	(5)
Smirnoff	2	2	(1)
Baileys	4	6	2
Captain Morgan	5	3	3
Tanqueray	8	8	9
Guinness	8	9	2
Local stars
Crown Royal	7	8	13
Yenì Raki	5	5	(14)
Buchanan’s	(5)	7	(13)
JεB	(6)	(9)	(16)
Windsor	1	(7)	(10)
Old Parr	(10)	-	(22)
Bundaberg	(5)	(4)	(17)
Bell's	(2)	(3)	(15)
White Horse	(6)	10	(18)
Ypióca	(6)	4	(28)
Cacique	53	9	(56)
Shui Jing Fang	154	68	72
Reserve
Scotch malts	8	10	5
Cîroc	(36)	(37)	(34)
Ketel One vodka	-	(1)	4
Don Julio	24	27	75
Bulleit	27	29	36
(i)	Spirits brands excluding ready to drink.

•	Global giants represent 45% of Diageo net sales and grew 4%.

•
Johnnie Walker net sales were up 1% as reserve brands performed well with net sales up 13%, tempered by inventory reductions of Johnnie Walker Red Label in Asia Pacific. Johnnie Walker Black Label net sales were also down 3%, largely driven by the continued effects of the government’s anti extravagance measures in Greater China and geopolitical developments which led to softness in the Middle East domestic and travel retail business.

•
Smirnoff net sales grew 2%, returning to growth in the United States, its biggest market, where Smirnoff net sales were up 4% driven by Smirnoff Red and the launch of Smirnoff Peppermint. In Europe net sales were down 7% due to decline in Great Britain with higher volume sold on promotion in the holiday season as part of a strategy to drive our broader vodka portfolio in certain channels and a decline in Continental Europe as we restructured trade terms with certain customers to create a more profitable and sustainable business.

•
Baileys net sales increased by 6% mainly driven by growth in Great Britain and the United States. In Great Britain Baileys net sales were up 14% supported by increased media, sampling and in-outlet visibility and promotions during the holiday season. In the United States the growth was driven by the launch of Baileys Espresso Crème.

•
Captain Morgan net sales were up 3% with growth in Europe, Russia and the United States. In Europe there was double digit net sales growth in Iberia, Poland, Nordics, Italy, Southern Europe and France. In the United States, which accounts for nearly two thirds of Captain Morgan net sales, net sales were up 2% with the launch of Captain Morgan Cannon Blast. In Russia, Captain Morgan continued a strong performance behind the Captain Morgan White launch.

•
Tanqueray net sales were up 8% with all regions delivering net sales growth as Europe, Latin America and Caribbean and Asia Pacific all achieved double digit net sales growth. In its biggest market, the United States, net sales were up 1%, driven by Tanqueray No. TEN as the super-premium category continued to expand. Tanqueray No. TEN was supported with variant-specific communication to drive awareness and trial to drive distribution in top-end bars and restaurants nationally.

•
Guinness net sales increased 9%. In Nigeria net sales grew 28% as it continued to benefit from the distribution drive launched last year to capture the growing off trade category. In Kenya net sales increased 11% supported by the ‘Get Booked 2’ and ‘Made of Black’ marketing campaigns. Guinness also gained share and increased net sales in Great Britain by 4% and Ireland by 5%.

•
Local stars represent 16% of Diageo net sales. Despite tough economic conditions in many of the markets for local stars overall performance was good with net sales up 5%. Net sales growth of 8% in Crown Royal in the United States and high double digit growth in Shui Jing Fang driven by the continuous strong performance of Master Distiller’s No.8 accounted for over 90% of the net sales growth. Elsewhere strong performances in Buchanan’s across North America and LAC and Raki in Turkey offset the decline in JεB in Continental Europe and Windsor in Korea.

•
Reserve brands’ net sales decline of 2% was largely driven by lower volume of Cîroc as the United States business moved to a replenishment model on innovations and the launch of Cîroc Apple occurred later in this half than the launch of Cîroc Pineapple last year. Overall scotch reserve brand net sales are up 9% with double digit growth of Johnnie Walker more than offsetting a decline in Haig Club as it laps the launch last year. Bulleit, the fastest growing unflavoured North American whiskey, delivered double digit growth and both Bulleit Bourbon and Bulleit Rye led growth in their respective segments through increased distribution, consumer experience marketing, and the engagement of key trade influencers.

ADDITIONAL FINANCIAL INFORMATION
For the six months ended 31 December 2015

INCOME STATEMENT

	31 December 2014	Exchange (a)	Acquisitions and disposals (b)	Organic movement(ii)	31 December 2015
	£ million	£ million	£ million	£ million	£ million
Sales	8,724	(463)	(161)	167	8,267
Excise duties	(2,824)	181	52	(70)	(2,661)
Net sales	5,900	(282)	(109)	97	5,606
Cost of sales(i)	(2,418)	106	71	(51)	(2,292)
Gross profit	3,482	(176)	(38)	46	3,314
Marketing	(896)	29	5	40	(822)
Other operating expenses(i)	(747)	22	(3)	(47)	(775)
Operating profit before exceptional items	1,839	(125)	(36)	39	1,717
Exceptional operating items (c)	(171)				(104)
Operating profit	1,668				1,613
Non-operating items (c)	98				211
Net finance charges	(239)				(176)
Share of after tax results of associates and joint ventures	113				136
Profit before taxation	1,640				1,784
Taxation	(276)				(296)
Profit for the period	1,364				1,488
(i) Before exceptional operating items.
(ii) For the definition of organic movement see ’Explanatory Notes’ section.

(a) Exchange
The impact of movements in exchange rates on reported figures is principally in respect of the Venezuelan bolivar, the euro and the Brazilian real partially offset by the US dollar.

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollar on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (VEF) at the rate they are expected to be settled, applying the most appropriate official exchange rate. For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the rate that capital and dividend repatriations are expected to be realised. The consolidation rate and the accounting treatment are monitored and reviewed depending on the economic and regulatory developments in the country.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the six months ended 31 December 2015 is set out in the table below.
		Gains/ (losses)
		£ million
Translation impact		(62)
Transaction impact		(63)
Operating profit before exceptional items		(125)
Net finance charges – translation impact		(3)
Mark to market impact of IAS 39 on interest expense		(5)
Impact of IAS 21 and IAS 39 on net other finance charges		(2)
Interest and other finance charges		(10)
Associates – translation impact		(11)
Profit before exceptional items and taxation		(146)

	Six months ended	Six months ended
	31 December 2015	31 December 2014
Exchange rates
Translation £1 =	$1.52	$1.61
Transaction £1 =	$1.57	$1.58
Translation £1 =	€1.39	€1.26
Transaction £1 =	€1.33	€1.24

(b) Acquisitions and disposals
The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposals of The Old Bushmills Distillery Company Limited on 27 February 2015, Gleneagles Hotels Limited on 30 June 2015, Desnoes & Geddes Limited (D&G) on 7 October 2015, the wine businesses in the United States and the UK Percy Fox wine business on 1 January 2016, partly offset by the acquisition of the 50% equity interest in Don Julio in Mexico that Diageo did not already own on 27 February 2015.

(c) Exceptional items
Exceptional operating charges in the six months ended 31 December 2015 included an impairment charge in respect of the Ypióca brand and goodwill allocated to the Paraguay, Uruguay and Brazil (PUB) cash-generating unit of £62 million and £42 million, respectively. Forecast cash flow assumptions have been reduced principally due to a challenging economic environment in Brazil and significant adverse changes in local tax regulation. A pre-tax discount rate of 17% (2014 – 14%) and 19% (2014 – 18%) have been used to calculate the net present value of the future cash flows expected to be generated by Ypióca and PUB, respectively.

In the six months ended 31 December 2014 exceptional operating charges included £145 million in respect of a settlement agreement of disputes with the Korean customs authorities and £26 million in respect of restructuring programmes.

Non-operating items in the six months ended 31 December 2015 included an exceptional gain of £457 million in respect of the sale of Diageo's 57.87% shareholding in D&G (Jamaican Red Stripe business) and a 49.99% stake in GAPL Pte Limited (Singapore and Malaysian beer business) to Heineken, which completed on 7 October 2015. The gain is net of a £13 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income and transaction costs of £8 million. As part of the transaction, Diageo agreed to purchase an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) from Heineken which increased Diageo's shareholding in GGBL to 72.42%.

On 1 December 2015, Diageo disposed of its 42.25% equity interests in DHN Drinks, 25% equity stake in Sedibeng Breweries Limited and its 15.01% equity stake in Namibia Breweries Limited (South African associate interests). The net cash consideration received was £120 million, which includes £31 million in respect of loans made to DHN Drinks and Sedibeng Breweries Limited. An exceptional non-operating loss of £28 million, net of a £30 million cumulative exchange loss, in respect of prior years, recycled from other comprehensive income, was accounted for in the income statement.

On 1 January 2016, Diageo completed the sale of the majority of its wine interests in the United States and its UK based Percy Fox businesses to Treasury Wine Estates. As at 31 December 2015 the assets and liabilities of the US wine business and Percy Fox were transferred to assets and liabilities held for sale on the consolidated balance sheet. Together with the sale of the group’s other wine interests in the United States the transactions resulted in an exceptional loss of £123 million in the period including an estimated provision for the settlement of a guarantee given in respect of the lease payments due to the lessor of the vineyards. In the full year it is expected that the sale of the businesses will result in an exceptional loss before taxation on disposal of approximately £135 million. A cumulative exchange gain of £12 million, in respect of prior years, to be recycled from other comprehensive income and other costs of approximately £24 million will be accounted for in the second half of the year.

On 30 September 2015, the group completed the disposal of its shareholding in Central Glass Industries Limited (CGI), a Kenyan glass bottle manufacturer, resulting in an exceptional gain of £14 million, net of £1 million transaction costs. £7 million of the gain is attributable to non-controlling interests.

On 5 November 2015, Diageo agreed the sale of its interests in Argentina to Grupo Peñaflor. The transaction will be completed in the second half of the year. Net balances were transferred to assets and liabilities held for sale on the consolidated balance sheet and resulted in an exceptional loss of £17 million in the six months ended 31 December 2015. It is expected that for the full year the transaction will result in an exceptional loss on disposal of approximately £45 million. The cumulative exchange loss, in respect of prior years, of approximately £20 million to be recycled from other comprehensive income and other directly attributable costs of some £8 million will be accounted for in the second half of the year.

In May 2015, a loan of $135 million (£92 million) provided by Standard Chartered Bank (SCB) to Watson Limited guaranteed by Diageo Holdings Netherlands B.V became due. The date from which the guarantee can be called was extended to 29 January 2016 and $135 million was deposited during the period into an escrow account with SCB. Given the risks in relation to the enforcement and recoverability of associated security and counter-indemnities, Diageo believes that the outstanding amounts may not be fully recoverable. Therefore the $135 million deposited with SCB has been provided for (see note 13(a)).

In the six months ended 31 December 2014 a gain of £103 million arose on the increase of the group’s investment in United Spirits Limited (USL) from 25.02% to 54.78% (excluding the 2.38% interest owned by USL Benefit Trust) and the group incurred £5 million transaction costs in respect of the sale of the group’s shareholding in Bushmills.

Cash payments in the six months ended 31 December 2015 for exceptional restructuring and for the deposit into the escrow account with SCB in respect of the Watson guarantee (reported in ’movements in loans and other investments’ in the consolidated statement of cash flows) were £33 million (2014 – £62 million) and £92 million (2014 – £nil), respectively. Cash expenditure on exceptional restructuring in the second half of the year is expected to be approximately £30 million.

(d) Dividend
An interim dividend of 22.6 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 26 February 2016. The ex-dividend date is 25 February 2016.  This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 7 April 2016. Payment to US ADR holders will be made on 12 April 2016. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 15 March 2016.
MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2015	2014
	£ million	£ million
Net borrowings at 30 June	(9,527)	(8,850)
Free cash flow (a)	839	699
Acquisition and sale of businesses (b)	643	(664)
Net purchase of own shares for share schemes (c)	(20)	(7)
Dividends paid to non-controlling interests	(56)	(34)
Purchase of shares of non-controlling interests (d)	(21)	-
Net movements in bonds (e)	(489)	(371)
Net movements in other borrowings (f)	94	1,316
Equity dividends paid	(876)	(801)
Net increase in cash and cash equivalents	114	138
Net decrease/(increase) in bonds and other borrowings	395	(945)
Exchange differences (g)	(259)	(143)
Borrowings on acquisition of businesses	-	(849)
Borrowings disposed through sale of businesses	7	-
Other non-cash items	42	(19)
Net borrowings at 31 December	(9,228)	(10,668)

(a) See ’Key financial information’ section for the analysis of free cash flow.

(b) Acquisitions and sale of businesses include  the disposal of the group’s shareholdings in D&G and GAPL on 7 October 2015 for a net cash consideration, including disposal costs, of $752 million (£490 million), the disposal of the group's equity stake in its South African associate interests on 1 December 2015 for a cash consideration of ZAR 2,517 million (£119 million), net of disposal costs and the proceeds from the sale of CGI, a Kenyan glass manufacturer, for KES 3,931 million  (£25 million). In the six months ended 31 December 2014 cash payments primarily comprised £1,118 million in respect of the acquisition of additional 26% investment in USL partially offset by £395 million in respect of sale of the Whyte and Mackay Group.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £39 million (2014 – £39 million) less receipts from employees on the exercise of share options of £19 million (2014 – £32 million).

(d) In the six months ended 31 December 2015 Diageo purchased an additional 20% shareholding in Guinness Ghana Breweries Limited for £21 million.

(e) In the six months ended 31 December 2015, the group repaid bonds of $750 million (£489 million). In the comparable period, the group repaid bonds of €1,000 million (£792 million) and issued bonds of €1,000 million (£791 million), and a bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(f) Net movements in other borrowings are primarily in respect of the net drawdown of short term commercial paper which is used to finance day-to-day operations.

(g) Exchange differences primarily arose on the US dollar and euro denominated borrowings partially offset by the favourable change on foreign exchange swaps and forwards.

Movement in equity
	2015	2014
	£ million	£ million
Equity at 30 June	9,256	7,590
Profit for the period	1,488	1,364
Exchange adjustments (a)	81	266
Net remeasurement of post employment plans	(240)	(341)
Exchange recycled to the income statement (b)	43	79
Fair value movements on available-for-sale investments	(20)	11
Non-controlling interests acquired (b)	(21)	594
Disposal of non-controlling interest	(24)	-
Dividends to non-controlling interests	(56)	(34)
Dividends paid	(876)	(801)
Other reserve movements	46	(32)
Equity at 31 December	9,677	8,696

(a) Movement in the six months ended 31 December 2015 primarily arose from exchange gains in respect of the US dollar, euro and Indian rupee partially offset by the exchange loss on Brazilian real denominated net investments.

(b) In the six months ended 31 December 2015 exchange losses of £43 million were recycled to the income statement in respect of disposals.
      In the six months ended 31 December 2014 following the change in accounting for United Spirits Limited from an associate to a subsidiary, an exchange loss of £79 million was recycled to the income statement and a 43.9% non controlling interest of £594 million was recognised.

Post employment plans
The deficit in respect of post employment plans before taxation increased by £239 million from £259 million at 30 June 2015 to £498 million at 31 December 2015. The increase primarily arose due to a decrease in the market value of assets owned by the plans partially offset by  a reduction in long term inflation rates (UK RPI from 3.2% to 3.1%, UK CPI from 2.2% to 2.1% and Ireland CPI from 1.6% to 1.5%) used to calculate the liabilities in the plans. Total cash contributions by the group to all post employment plans in the year ending 30 June 2016 are estimated to be approximately £180 million.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended		Six months ended
	31 December 2015		31 December 2014
	Notes	£ million	£ million

Sales	2	8,267	8,724
Excise duties		(2,661)	(2,824)
Net sales	2	5,606	5,900
Cost of sales		(2,292)	(2,428)
Gross profit		3,314	3,472
Marketing		(822)	(896)
Other operating expenses		(879)	(908)
Operating profit	2	1,613	1,668
Non-operating items	3	211	98
Finance income	4	110	159
Finance charges	4	(286)	(398)
Share of after tax results of associates and joint ventures		136	113
Profit before taxation		1,784	1,640
Taxation	5	(296)	(276)
Profit for the period		1,488	1,364

Attributable to:
Equity shareholders of the parent company		1,406	1,311
Non-controlling interests		82	53
		1,488	1,364

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,507	2,506
Dilutive potential ordinary shares		11	7
		2,518	2,513

		pence	pence
Basic earnings per share		56.1	52.3

Diluted earnings per share		55.8	52.2

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(240)	(337)
- associates and joint ventures	-	(4)
Tax on post employment plans	55	53
	(185)	(288)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
- group	118	384
- associates and joint ventures	80	(51)
- non-controlling interests	63	83
Exchange losses recycled to the income statement	43	79
Net investment hedges	(180)	(150)
Tax on exchange differences	4	5
Effective portion of changes in fair value of cash flow hedges
- gains/(losses) taken to other comprehensive income - group	45	(34)
- gains/(losses) taken to other comprehensive income - associates and joint ventures	1	(2)
- recycled to income statement	(50)	(96)
Tax on effective portion of changes in fair value of cash flow hedges	(5)	15
Fair value movements on available-for-sale investments
- gains taken to other comprehensive income - group	4	6
- gains taken to other comprehensive income - non-controlling interests	4	5
- recycled to income statement - group	(15)	-
- recycled to income statement - non-controlling interests	(13)	-
Tax on available-for-sale fair value movements	5	-
Hyperinflation adjustment	(2)	29
Tax on hyperinflation adjustment	1	(1)
	103	272
Other comprehensive loss, net of tax, for the period	(82)	(16)
Profit for the period	1,488	1,364
Total comprehensive income for the period	1,406	1,348

Attributable to:
Equity shareholders of the parent company	1,270	1,207
Non-controlling interests	136	141
Total comprehensive income for the period	1,406	1,348

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2015		30 June 2015		31 December 2014
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		11,333		11,231		11,379
Property, plant and equipment		3,624		3,690		3,754
Biological assets		9		65		66
Investments in associates and joint ventures		2,314		2,076		2,491
Other investments		29		109		161
Other receivables		49		46		52
Other financial assets	9	259		292		279
Deferred tax assets		167		189		291
Post employment benefit assets		224		436		137
			18,008		18,134		18,610
Current assets
Inventories	6	4,387		4,574		4,597
Trade and other receivables		3,077		2,435		3,462
Assets held for sale	12	563		143		325
Other financial assets	9	221		46		114
Cash and cash equivalents	7	541		472		802
			8,789		7,670		9,300
Total assets			26,797		25,804		27,910
Current liabilities
Borrowings and bank overdrafts	7	(1,935)		(1,921)		(2,845)
Other financial liabilities	9	(111)		(156)		(156)
Trade and other payables		(3,194)		(2,943)		(3,297)
Liabilities held for sale	12	(175)		(3)		(45)
Corporate tax payable		(294)		(162)		(284)
Provisions		(91)		(105)		(188)
			(5,800)		(5,290)		(6,815)
Non-current liabilities
Borrowings	7	(7,930)		(7,917)		(8,518)
Other financial liabilities	9	(439)		(443)		(475)
Other payables		(58)		(69)		(83)
Provisions		(248)		(238)		(251)
Deferred tax liabilities		(1,923)		(1,896)		(2,147)
Post employment benefit liabilities		(722)		(695)		(925)
			(11,320)		(11,258)		(12,399)
Total liabilities			(17,120)		(16,548)		(19,214)
Net assets			9,677		9,256		8,696

Equity
Share capital		797		797		797
Share premium		1,346		1,346		1,345
Other reserves		2,050		1,994		2,393
Retained earnings		3,946		3,634		2,693
Equity attributable to equity shareholders of the parent company			8,139		7,771		7,228
Non-controlling interests			1,538		1,485		1,468
Total equity			9,677		9,256		8,696

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							Equity attributable to parent company shareholders
				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total		Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2014	797	1,345	2,243	(2,280)	4,718	2,438	6,823	767	7,590
Total comprehensive income	-	-	150	-	1,057	1,057	1,207	141	1,348
Employee share schemes	-	-	-	39	(44)	(5)	(5)	-	(5)
Share-based incentive plans	-	-	-	-	18	18	18	-	18
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	(6)	(6)	(6)	-	(6)
Acquisitions	-	-	-	-	-	-	-	594	594
Change in fair value of put options	-	-	-	-	(9)	(9)	(9)	-	(9)
Dividends paid	-	-	-	-	(801)	(801)	(801)	(34)	(835)
At 31 December 2014	797	1,345	2,393	(2,241)	4,934	2,693	7,228	1,468	8,696

At 30 June 2015	797	1,346	1,994	(2,228)	5,862	3,634	7,771	1,485	9,256
Total comprehensive income	-	-	56	-	1,214	1,214	1,270	136	1,406
Employee share schemes	-	-	-	10	(28)	(18)	(18)	-	(18)
Share-based incentive plans	-	-	-	-	13	13	13	-	13
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	(3)	(3)	(3)	-	(3)
Disposal of non-controlling interests	-	-	-	-	-	-	-	(24)	(24)
Change in fair value of put options	-	-	-	-	(1)	(1)	(1)	-	(1)
Purchase of non-controlling interests	-	-	-	-	(18)	(18)	(18)	(3)	(21)
Dividends paid	-	-	-	-	(876)	(876)	(876)	(56)	(932)
At 31 December 2015	797	1,346	2,050	(2,218)	6,164	3,946	8,139	1,538	9,677

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2015		31 December 2014
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,488		1,364
Taxation	296		276
Share of after tax results of associates and joint ventures	(136)		(113)
Net finance charges	176		239
Non-operating items	(211)		(98)
Operating profit		1,613		1,668
Increase in inventories	(78)		(175)
Increase in trade and other receivables	(698)		(668)
Increase in trade and other payables and provisions	254		366
Net increase in working capital		(522)		(477)
Depreciation, amortisation and impairment	281		190
Dividends received	3		10
Post employment payments less amounts included in operating profit	(32)		(32)
Other items	(8)		20
		244		188
Cash generated from operations		1,335		1,379
Interest received	81		88
Interest paid	(235)		(312)
Taxation paid	(144)		(198)
		(298)		(422)
Net cash from operating activities		1,037		957
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	8		36
Purchase of property, plant and equipment and computer software	(204)		(270)
Movements in loans and other investments	(2)		(24)
Sale of businesses	654		396
Acquisition of businesses	(11)		(1,060)
Net cash inflow/(outflow) from investing activities		445		(922)
Cash flows from financing activities
Net purchase of own shares for share schemes	(20)		(7)
Dividends paid to non-controlling interests	(56)		(34)
Purchase of shares of non-controlling interests	(21)		-
Proceeds from bonds	-		791
Repayment of bonds	(489)		(1,162)
Net movements on other borrowings	94		1,316
Equity dividends paid	(876)		(801)
Net cash (outflow)/inflow from financing activities		(1,368)		103

Net increase in net cash and cash equivalents		114		138
Exchange differences		(29)		15
Net cash and cash equivalents at beginning of the period		382		532
Net cash and cash equivalents at end of the period		467		685

Net cash and cash equivalents consist of:
Cash and cash equivalents		541		802
Bank overdrafts		(74)		(117)
		467		685

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU.
The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2015. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB. In preparing these condensed interim financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were the same as those that applied to the consolidated financial statements for the year ended 30 June 2015, with the exception of changes in estimates disclosed in note 13 - Contingent liabilities and legal proceedings.
Having reassessed the principal risks the directors considered it appropriate to adopt the going concern basis of accounting in preparing the condensed consolidated financial statements.

New accounting standards
No amendments to the accounting standards were issued by the IASB or the International Financial Reporting Interpretations Committee (IFRIC) that are first applicable to Diageo in the year ending 30 June 2016.

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 – Financial instruments (effective in the year ending 30 June 2019) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.
Based on a preliminary assessment the group believes that the adoption of IFRS 9 will have no significant impact on its consolidated results or financial position.

IFRS 15 – Revenue from contracts with customers (effective in the year ending 30 June 2019) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.
Based on a preliminary assessment the group currently believes that the adoption of IFRS 15 will have no significant impact on its consolidated results or financial position.

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all leases that have a term of greater than a year.
The group is currently considering the implications of IFRS 16 which is expected to have an impact on the group’s consolidated results and financial position.

There are a number of amendments to IFRS, effective for the year ending 30 June 2017, which are not expected to significantly impact the group’s consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2015 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s previous auditor, KPMG LLP and delivered to the registrar of companies. The report of the previous auditor, KPMG LLP was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker).
The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the executive committee is International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy and Guatemala.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel (disposed on 30 June 2015).
Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.
The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2015.
In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Six months ended	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2015	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,113	2,448	955	671	2,063	774	(774)	8,250	17	8,267
Net sales
At budgeted exchange rates(i)	1,720	1,337	671	527	1,168	818	(774)	5,467	19	5,486
Acquisitions and disposals	101	63	35	57	9	-	-	265	-	265
ISC allocation	7	25	3	5	4	(44)	-	-	-	-
Retranslation to actual exchange rates	39	(64)	7	(67)	(58)	-	-	(143)	(2)	(145)
Net sales	1,867	1,361	716	522	1,123	774	(774)	5,589	17	5,606
Operating profit/(loss)
At budgeted exchange rates(i)	779	424	130	157	243	77	-	1,810	(67)	1,743
Acquisitions and disposals	20	7	5	16	2	-	-	50	-	50
ISC allocation	11	43	5	10	8	(77)	-	-	-	-
Retranslation to actual exchange rates	(1)	(24)	(2)	(29)	(19)	-	-	(75)	(1)	(76)
Operating profit/(loss) before exceptional items	809	450	138	154	234	-	-	1,785	(68)	1,717
Exceptional items	-	-	-	(104)	-	-	-	(104)	-	(104)
Operating profit/(loss)	809	450	138	50	234	-	-	1,681	(68)	1,613
Non-operating items										211
Net finance charges										(176)
Share of after tax results of associates and joint ventures										136
Profit before taxation										1,784

Six months ended	North America	Europe, Russia and Turkey	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2014
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,102	2,596	992	786	2,205	797	(797)	8,681	43	8,724
Net sales
At budgeted exchange rates(i)	1,916	1,463	753	608	687	836	(797)	5,466	44	5,510
Acquisitions and disposals	8	-	-	-	478	-	-	486	-	486
ISC allocation	6	24	1	4	4	(39)	-	-	-	-
Retranslation to actual exchange rates	(63)	(28)	(8)	7	(3)	-	-	(95)	(1)	(96)
Net sales	1,867	1,459	746	619	1,166	797	(797)	5,857	43	5,900
Operating profit/(loss)
At budgeted exchange rates(i)	851	459	174	198	176	52	-	1,910	(55)	1,855
Acquisitions and disposals	(8)	-	-	-	30	-	-	22	-	22
ISC allocation	7	31	3	6	5	(52)	-	-	-	-
Retranslation to actual exchange rates	(31)	(10)	(2)	3	3	-	-	(37)	(1)	(38)
Operating profit/(loss) before exceptional items	819	480	175	207	214	-	-	1,895	(56)	1,839
Exceptional items	(11)	(4)	(1)	(4)	(147)	3	-	(164)	(7)	(171)
Operating profit/(loss)	808	476	174	203	67	3	-	1,731	(63)	1,668
Non-operating items										98
Net finance charges										(239)
Share of after tax results of associates and joint ventures										113
Profit before taxation										1,640

(i) These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(3)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.52 (2014 – £1 = $1.61) and euro – £1 = €1.39 (2014 – £1 = €1.26). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.47 (30 June 2015 – £1 = $1.57, 31 December 2014 - £1 = $1.56) and euro – £1 = €1.36 (30 June 2015 – £1 = €1.41, 31 December 2014 - £1 = €1.29). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information.
	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million
Items included in operating profit
Impairment of Ypióca brand and PUB goodwill	(104)	-
Restructuring programmes	-	(26)
Korea settlement	-	(145)
	(104)	(171)
Non-operating items
Sale of businesses
Jamaica, Singapore and Malaysia beer interests	457	-
Wines in the United States and Percy Fox	(123)	-
Argentina	(17)	-
South African associate interests	(28)	-
Kenya - glass business (CGI)	14	-
Bushmills	-	(5)
Step ups
United Spirits Limited	-	103
Other
Provision for a receivable related to a loan guarantee	(92)	-
	211	98

Exceptional items before taxation	107	(73)

Items included in taxation
Tax on exceptional operating items	10	38
Tax on exceptional non-operating items	12	-
	22	38

Total exceptional items	129	(35)

Attributable to:
Equity shareholders of the parent company	121	(34)
Non-controlling interests	8	(1)
Total exceptional items	129	(35)

Exceptional items included in operating profit are charged to:
Cost of sales	-	(10)
Other operating expenses	(104)	(161)
	(104)	(171)

(1) For further analysis see ‘Additional Financial Information’ section.

Cash generated from operations includes £33 million (2014 – £62 million) of cash outflows in respect of restructuring programs.

4. Finance income and charges

	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million

Interest income	73	81
Fair value gain on interest rate instruments	28	65
Total interest income	101	146
Interest charges	(235)	(279)
Fair value loss on interest rate instruments	(29)	(61)
Total interest charges	(264)	(340)
Net interest charges	(163)	(194)

Net finance income in respect of post employment plans in surplus	9	6
Other finance income	-	7
Total other finance income	9	13
Net finance charge in respect of post employment plans in deficit	(11)	(14)
Unwinding of discounts	(5)	(6)
Change in financial liability	-	(12)
Hyperinflation adjustment on Venezuela operations	(2)	(24)
Other finance charges	(4)	(2)
Total other finance charges	(22)	(58)
Net other finance charges	(13)	(45)

5. Taxation

For the six months ended 31 December 2015, the £296 million taxation charge (2014 – £276 million) comprises a UK tax charge of £66 million (2014 – £60 million) and a foreign tax charge of £230 million (2014 – £216 million).

6. Inventories

	31 December 2015	30 June 2015	31 December 2014
	£ million	£ million	£ million

Raw materials and consumables	343	333	386
Work in progress	65	66	95
Maturing inventories	3,451	3,586	3,470
Finished goods and goods for resale	528	589	646
	4,387	4,574	4,597

7. Net borrowings

	31 December 2015	30 June 2015	31 December 2014
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,935)	(1,921)	(2,845)
Borrowings due after one year	(7,930)	(7,917)	(8,518)
Fair value of foreign currency forwards and swaps	327	82	170
Fair value of interest rate hedging instruments	7	19	(1)
Finance lease liabilities	(238)	(262)	(276)
	(9,769)	(9,999)	(11,470)
Cash and cash equivalents	541	472	802
	(9,228)	(9,527)	(10,668)

8. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million

Net increase in cash and cash equivalents before exchange	114	138
Net decrease/(increase) in bonds and other borrowings	395	(945)
Decrease/(increase) in net borrowings from cash flows	509	(807)
Exchange differences on net borrowings	(259)	(143)
Borrowings on disposal/(acquisition) of businesses	7	(849)
Other non-cash items	42	(19)
Net borrowings at beginning of the period	(9,527)	(8,850)
Net borrowings at end of the period	(9,228)	(10,668)

In the six months ended 31 December 2015, the group repaid bonds of $750 million (£489 million).
All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.
Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2015.
The group’s financial assets and liabilities measured at fair value are categorised as follows:
	31 December 2015	30 June 2015	31 December 2014
	£ million	£ million	£ million

Available-for-sale investments	-	80	72
Unadjusted quoted prices in active markets (Level 1)	-	80	72
Derivative assets	480	338	393
Derivative liabilities	(162)	(198)	(215)
Valuation techniques based on observable market input (Level 2)	318	140	178
Other financial liabilities	(150)	(139)	(140)
Valuation techniques based on unobservable market input (Level 3)	(150)	(139)	(140)

Finance lease liabilities amounted to £238 million at 31 December 2015 (30 June 2015 – £262 million).
The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2015 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £10,240 million and the carrying value was £9,865 million (30 June 2015 – £10,115 million and £9,838 million respectively).

10. Dividends and other reserves
	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2015 of 34.9 pence per share (2014 – 32.0 pence)	876	801

An interim dividend of 22.6 pence per share (2014 - 21.5 pence) was approved by the board on 27 January 2016. As the approval was after the balance sheet date, it has not been included as a liability.
Other reserves of £2,050 million at 31 December 2015 (2014 – £2,393 million) include a capital redemption reserve of £3,146 million (2014 – £3,146 million) and hedging and exchange reserve of £1,096 million deficit (2014 – £753 million deficit).

11. Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses completed in the six months ended 31 December 2015, were as follows:
	Jamaica, Singapore and Malaysia £ million	Other £ million	Total £ million
Sale consideration
Cash received in year	511	173	684
Cash disposed of	(14)	(1)	(15)
Transaction costs paid	(7)	(8)	(15)
Net cash received	490	164	654
Transaction costs payable	(1)	3	2
Deferred consideration receivable	20	-	20
Other cash payable	-	(4)	(4)
	509	163	672
Net assets disposed of
Property, plant and equipment	(40)	(16)	(56)
Assets and liabilities held for sale	-	(113)	(113)
Investment in associates	(18)	-	(18)
Working capital	1	(12)	(11)
Borrowings	-	6	6
Non-controlling interests	24	-	24
Exchange recycled from other comprehensive income	(13)	(30)	(43)
Directly attributable costs	(6)	(11)	(17)
	(52)	(176)	(228)
Gain/(loss) on disposal before taxation	457	(13)	444
Taxation	(8)	-	(8)
Gain/(loss) on disposal after taxation	449	(13)	436

On 7 October 2015, the group completed the sale of Diageo's 57.87% shareholding in Desnoes & Geddes Limited (D&G) and 49.99% stake in GAPL Pte Limited (GAPL) (Jamaica, Singapore and Malaysian beer interests) to Heineken. As part of the transaction, Diageo agreed to purchase an additional 20% shareholding in Guinness Ghana Breweries Limited (GGBL) which increased Diageo's shareholding in GGBL to 72.42%. In the period from 1 July 2015 to 7 October 2015, D&G contributed net sales of £28 million (six months ended 31 December 2014 - £52 million), operating profit of £5 million (six months ended 31 December 2014 - £12 million) and profit after taxation of £4 million (six months ended 31 December 2014 - £10 million). GAPL which owned 51% of Diageo’s Malaysian beer interests contributed £3 million to share of associates in the period from 1 July 2015 to 7 October 2015 (six months ended 31 December 2014 - £7 million).

Other includes the sale of the group’s 42.25% equity stake in DHN Drinks, 25% equity stake in the Sedibeng Breweries Limited and 15.01% equity stake in Namibia Brewery Limited (South African associate interests) disposed of on 1 December 2015 which were accounted for as assets held for sale at 30 June 2015. In addition, it includes the group’s shareholding in Central Glass Industries Limited (CGI) disposed of on 30 September 2015 and the Bouvet wine business in France.

12. Assets and liabilities held for sale

At 31 December 2015 assets and liabilities held for sale include Diageo’s interests in the US based Chateau & Estate Wines and the UK based Percy Fox businesses of £376 million disposed of on 1 January 2016.
	Wines in United States and Percy Fox £ million	Argentina £ million	Other £ million	Total £ million
Intangible assets	87	-	-	87
Property, plant and equipment	55	-	11	66
Biological assets	68	-	-	68
Inventories	262	2	-	264
Trade and other receivables	51	15	-	66
Cash	10	-	-	10
Deferred tax assets	-	2	-	2
Assets held for sale	533	19	11	563
Trade and other payables	(52)	(11)	-	(63)
Provisions	(52)	-	-	(52)
Borrowings and bank overdrafts	(10)	(7)	-	(17)
Deferred tax liabilities	(43)	-	-	(43)
Liabilities held for sale	(157)	(18)	-	(175)
Total	376	1	11	388

Assets and liabilities held for sale are carried at their net realisable value at 31 December 2015.

13. Contingent liabilities and legal proceedings

(a) Guarantees and related matters
As of 31 December 2015, the group has no material guarantees or indemnities in respect of liabilities of third parties with the exception of the following:
Diageo Holdings Netherlands B.V. (DHN) has issued a conditional backstop guarantee to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the guarantee agreement).  The guarantee is in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£92 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place and announced at closing of the USL transaction on 4 July 2013.  DHN’s provision of the guarantee agreement enabled the refinancing of certain existing borrowings of Watson to a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction.  The facility matured and entered into default in May 2015.  However, DHN and Standard Chartered agreed to extend the date from which the guarantee could be called to 29 January 2016 to allow additional time for enforcement of the security package underlying the facility.  As part of this agreement, DHN deposited $135 million in an escrow account with Standard Chartered.  As the loan remains in default, the guarantee is expected to be called on 29 January 2016 and the funds held in escrow would then have to be released to Standard Chartered.
The underlying security package for this loan includes shares in United Breweries Limited (UBL) and Watson’s interest in the joint venture that owns the Force India Formula One (F1) team.  On 19 June 2015, a consortium of banks led by State Bank of India (SBI) obtained an order from the Debt Recovery Tribunal (DRT) in Bangalore preventing the sale or any other transfer of such UBL shares as part of the enforcement process pending further orders from the DRT.  This order was passed following the filing of a memorandum by Dr Mallya with the tribunal that he had no objection to it issuing the order in respect of the UBL shares.  There was a further order of the DRT on 15 July 2015 restraining the UBL shares being handed over to DHN or to any other party pending further orders of the DRT.  DHN filed a petition before the High Court of Karnataka (the High Court) against such orders of the DRT, and on 7 November 2015, the High Court passed an interim order granting an interim stay of the order of the DRT dated 15 July 2015 and directing that the UBL shares shall not be dealt with until further orders.  The next hearing date for this petition is yet to be fixed.  DHN is also in the process of being joined in the proceedings before the DRT.  DHN intends to continue to vigorously pursue these matters in order to lift the DRT orders so as to allow for the sale of the UBL shares as part of the efforts for enforcement of the underlying security and recovery of outstanding amounts.  Diageo believes that the existence of any prior rights or dispute in relation to the UBL shares would be in breach of representations and warranties given to Standard Chartered at the time the security was granted and further believes that Dr Mallya’s filing of the memorandum with the tribunal and his failure to object to the order for status quo are breaches of his obligations to Standard Chartered.
Under the terms of the guarantee, there are arrangements to pass on to DHN the benefit of the security package upon payment under the guarantee of all amounts owed to Standard Chartered.  However, DHN’s ability to assume or enforce security over elements of the security package is subject to regulatory consent.  It is not at this stage possible to determine whether such consent would be forthcoming.  In addition, DHN has the benefit of counter-indemnities from Watson and Dr Mallya in respect of its liabilities under the guarantee.  In the event that the funds held in escrow by Standard Chartered are released to Standard Chartered and/or DHN makes any payment under the guarantee, DHN intends, in addition to pursuing recovery against the security package, to also pursue claims under these counter-indemnities to seek to recover any outstanding amounts.
In light of the litigation risk associated with the UBL shares and the potential loss of realisable value of the F1 security during enforcement, Diageo believes the outstanding amounts may not be fully recoverable through the security enforcement process and/or otherwise paid under the counter-indemnities.  Accordingly, Diageo has fully provided for the $135 million (£92 million) guarantee deposit held by Standard Chartered as at 31 December 2015.
Dr Mallya has indicated, both in response to DHN notifying its intention to bring counter-indemnity claims in respect of any liability incurred under DHN's guarantee of the Watson facility and as a stand-alone matter, that he believes he has certain claims against Diageo arising out of the failure to conclude a joint venture with him in respect of certain emerging markets in Africa and Asia (excluding India) and to provide significant financial benefits to him.
The possibility of an emerging markets joint venture was previously disclosed by Diageo in the announcement of its initial USL transaction on 9 November 2012, alongside the details of a non-binding memorandum of understanding for the establishment of a joint venture to own United National Breweries' traditional sorghum beer business in South Africa (UNB joint venture).  That announcement noted that it was not certain whether the emerging markets joint venture would be established or, if so, on what basis.  Definitive agreement for the UNB joint venture was announced by Diageo on 28 January 2013, and completion of the joint venture took place on 27 June 2013 following receipt of necessary regulatory and competition clearances.  Subsequently, at the time of completion of its initial USL transaction on 4 July 2013, Diageo announced that, once Diageo and Dr Mallya's near-term priority of the integration of USL into the Diageo group was successfully underway, Diageo and Dr Mallya would explore the opportunity of extending their relationship into other emerging markets in Africa and Asia (excluding India) through a further joint venture relationship on terms and with a scope yet to be determined.  Like the 9 November 2012 announcement, this announcement also stated that it was not certain whether such a joint venture would be established and, if so, on what basis.  As announced on 2 April 2015, Diageo agreed to acquire the remaining 50% of the UNB joint venture, and this acquisition completed on 29 May 2015 at which point UNB became a wholly owned Diageo group subsidiary.
Diageo believes, consistent with its prior disclosures, that it has no outstanding obligations to Dr Mallya as regards the establishment of an emerging markets joint venture or the provision of financial benefits.  Diageo would contest vigorously any such claim that may be brought by Dr Mallya whether in the context of a counter-indemnity claim for DHN’s liability under its guarantee of the Watson facility or otherwise.

(b) Korean customs dispute
The litigation against Korea customs regarding the transfer pricing methodology applicable to spirits imported between 2004 and 2010 has been substantially settled. Diageo Korea is in discussions with customs on certain outstanding items, which are not material to the group.

(c) Thalidomide litigation
In June 2014, claims forms alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group).  On 4 December 2014 these claims forms were served by lawyers acting for the claimants.  Since then the proceedings in respect of the 28 individuals that have now issued claims in the United Kingdom have been stayed until 31 May 2016.
Diageo is unable to meaningfully quantify the possible loss or range of loss to which these lawsuits may give rise. Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s.
Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(d) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.
Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.
On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. Following a number of adjournments the SLPs are now likely to be listed before the Supreme Court on 6 April 2016.
In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding-up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is still pending.  The appeal was last listed for hearing on 13 January 2016, and the next hearing date is yet to be fixed.  The High Court admitted a further six winding-up petitions against UBHL on 2 January 2015.  On 22 January 2015 and 27 March 2015, UBHL filed appeals with a division bench of the High Court against the latest admission order.  Two of these appeals were last heard on 20 January 2016, and one appeal was listed for hearing on 13 January 2016.  The matters were adjourned following the last hearings and the next hearing dates for these appeals are yet to be fixed.  The various winding-up petitions against UBHL also continue to be adjourned, with the next date fixed for hearing of many of these winding-up petitions being 29 January 2016.
Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.
Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.
Separately, Diageo’s contractual rights in relation to the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust have not been capable of completion.  Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full.  USL filed a petition against such lenders before the High Court for release of the security and the High Court granted a stay order in favour of USL in December 2015 restraining the lenders from dealing with the 3,459,090 pledged USL shares until further order of the High Court.  As previously disclosed, if it is not ultimately possible for Diageo to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(e) USL internal inquiry and related matters
In a notice to the Indian stock exchange dated 4 September 2014, USL announced that its board of directors had directed an inquiry into certain matters referred to in USL’s financial statements and the qualified auditor’s report for the financial year ended 31 March 2014 (the Inquiry).  The transactions noted in the Inquiry occurred prior to Diageo gaining significant influence over USL on 4 July 2013 when it completed the transaction to purchase shares in USL to take its aggregate shareholding to 25.02%.  USL provided an update on 25 April 2015 in relation to the Inquiry which covered various matters, including certain doubtful receivables, advances and deposits.  Additional updates have been provided by USL in subsequent quarterly announcements of their unaudited financial results, including most recently on 27 January 2016 in respect of the quarter to 31 December 2015.
As stated by USL in its most recent update, the Inquiry: (a) revealed that funds involved in many of the commercial transactions covered by the Inquiry were diverted from USL and/or its subsidiaries to certain companies in the UBHL group, including in particular Kingfisher Airlines Limited; (b) prima facie revealed that certain accounting entries appear to have been made and certain transactions entered into on behalf of USL appear to have been undertaken in order to show a lower exposure of USL (and its subsidiaries) to UBHL than that which actually existed at the relevant time; and (c) also identified certain additional parties and matters where documents identified raised concerns as to the propriety of certain underlying commercial transactions with counterparties referred to in the notes to USL’s audited accounts for the financial year to 31 March 2014.  The inquiry suggests that the manner in which these various transactions were conducted, prima facie, indicates various improprieties and potential violations of provisions, inter alia, of the Indian Companies Act 1956 and the listing agreements signed by USL with various stock exchanges in India on which its securities are listed.
USL has recorded provisions in an aggregate amount of INR 6,712 million (approximately £69 million) with respect to (a) above, and in an aggregate amount of INR 2,368 million (approximately £24 million) with respect to (c) above.  Diageo believes that these provisions represent the full amount of funds indicated by the Inquiry as having been diverted from USL and its subsidiaries to companies in the UBHL group in respect of such transactions. These amounts were fully provided for in the fair value balance sheet consolidated by Diageo on 2 July 2014.  Diageo does not expect any further material financial impact on USL or Diageo’s financial results in connection with such transactions.
The USL board stated in its update of 25 April 2015 that it was not in a position to make any final determinations with regard to the position of any individuals involved and therefore directed USL to report the relevant transactions to the authorities as required under applicable law and to provide the inquiry report to USL's auditors.  The USL board also resolved that USL should take the necessary steps to pursue all rights and claims against, and expeditiously recover its dues from, the relevant parties to the extent possible.  As announced by USL on 2 November 2015, USL has been taking steps for recovery against the relevant parties to the extent possible.  During the quarter ended 30 September 2015, USL reached a settlement with one of the parties pursuant to which the party withdrew claims aggregating to INR 279 million (approximately £3 million).
In light of the above, and without making any determination as to fault or culpability, the USL directors noted in the update of 25 April 2015 that they had lost confidence in Dr Vijay Mallya continuing in his role as a director and as chairman of USL and therefore the USL board called upon Dr Mallya to resign forthwith as a director and as chairman of the board and step down from his positions in USL's subsidiaries.  The board of USL also resolved that, in the event Dr Mallya declined to step down, it would recommend to the shareholders of USL the removal of Dr Mallya as a director and as the chairman of the board.  Dr Mallya indicated at the time that he would not tender his resignation and has to date continued to refuse to do so.
Diageo is the majority shareholder in USL with a 54.78% holding in USL.  As previously announced by Diageo, it has certain contractual obligations to support Dr Mallya continuing as non-executive director and chairman of USL subject to certain conditions and in the absence of certain defaults.  Those matters were agreed on 9 November 2012 as part of a broader shareholders’ agreement and came into effect on 4 July 2013 when Diageo completed the purchase of shares to take its aggregate shareholding in USL to 25.02%.
Subsequent to its announcement of 25 April 2015, USL has provided its inquiry report and all related materials to Diageo. Diageo announced on 27 April 2015 that it noted the recommendation of the USL board and was considering its position under its agreements with Dr Mallya and UBHL in light of the inquiry report and materials provided to it.  Diageo’s consideration of that matter is ongoing and Diageo will continue to review closely developments in respect of USL in this context.
USL made provisions in its financial statements for the two years ended 31 March 2014 and 31 March 2015 in respect of the issues identified by the Inquiry.  The audit report on the financial statements of USL for the year ended 31 March 2015 was also qualified in respect of the issues.
Following USL's earlier updates, USL has received various notices and enquiries from Indian regulatory authorities, including the Ministry of Corporate Affairs, the stock exchange authorities and the income tax authorities.  USL is cooperating fully with the authorities in relation to these matters.  Diageo is unable to assess if these notices or enquiries will result in any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(f) SEC Inquiry
Diageo has received requests for information from the US Securities and Exchange Commission (SEC) regarding its distribution in the United States.  Diageo is currently responding to the SEC’s requests for information in this matter.  Diageo is unable to assess if the inquiry will evolve into a broader information request or an enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

(g) Other
The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2015 on terms other than those that prevail in arm’s length transactions.
INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Report on the condensed set of financial statements

Our conclusion

We have reviewed Diageo plc's condensed set of financial statements (the ‘interim financial statements’) in the half-yearly financial report of Diageo plc for the six months ended 31 December 2015. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:
•	the condensed consolidated balance sheet as at 31 December 2015;
•	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
•	the condensed consolidated statement of cash flows for the period then ended;
•	the condensed consolidated statement of changes in equity for the period then ended; and

•	the explanatory notes to the interim financial statements.

The interim financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half-yearly financial report, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 January 2016

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the six months ended 31 December 2014 (2014) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to ’Risk Factors’ – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume
Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements
In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both periods and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2014 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales of products and the intergroup recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.
Exchange impacts in respect of profit on intergroup sales of products and the intergroup recharges are reported in ‘other operating expenses’.

(b) Acquisitions and disposals
For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to complete.
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the period up to the date of the external results announcement, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. In addition, disposals  include the elimination of the results (for volume, sales, net sales and marketing only) of operations in India where United Spirits Limited (USL) previously fully consolidated the results and which are now operated on a royalty or franchise model where USL now receives royalties only for sales made by that operation.

(c) Exceptional items
Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or nature in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate but are excluded from the organic movement calculations.

Organic movement calculations for the six months ended 31 December 2015 were as follows:
	North America million	Europe, Russia and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2014 reported	25.6	24.0	13.9	11.2	59.4	-	134.1
Disposals(ii)	(0.6)	(1.0)	(0.1)	(0.3)	(6.1)	-	(8.1)
2014 adjusted	25.0	23.0	13.8	10.9	53.3	-	126.0
Acquisitions and disposals(ii)	0.3	0.6	1.6	0.4	0.1	-	3.0
Organic movement	(0.4)	0.5	0.9	0.4	(0.1)	-	1.3
2015 reported	24.9	24.1	16.3	11.7	53.3	-	130.3
Organic movement %	(2)	2	7	4	-	-	1

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2014 reported	2,102	2,596	992	786	2,205	43	8,724
Exchange(i)	96	(210)	(104)	(179)	(64)	(2)	(463)
Disposals(ii)	(149)	(107)	(16)	(42)	(90)	(25)	(429)
2014 adjusted	2,049	2,279	872	565	2,051	16	7,832
Acquisitions and disposals(ii)	95	67	46	53	7	-	268
Organic movement	(31)	102	37	53	5	1	167
2015 reported	2,113	2,448	955	671	2,063	17	8,267
Organic movement %	(2)	4	4	9	-	6	2
Net sales
2014 reported	1,867	1,459	746	619	1,166	43	5,900
Exchange(i)	83	(114)	(76)	(139)	(34)	(2)	(282)
Disposals(ii)	(144)	(75)	(11)	(35)	(42)	(25)	(332)
2014 adjusted	1,806	1,270	659	445	1,090	16	5,286
Acquisitions and disposals(ii)	92	49	38	37	7	-	223
Organic movement	(31)	42	19	40	26	1	97
2015 reported	1,867	1,361	716	522	1,123	17	5,606
Organic movement %	(2)	3	3	9	2	6	2

	North America £ million	Europe, Russia and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2014 reported	304	225	85	110	168	4	896
Exchange(i)	10	(3)	(9)	(21)	(6)	-	(29)
Disposals(ii)	(9)	(5)	-	(4)	(1)	(2)	(21)
2014 adjusted	305	217	76	85	161	2	846
Acquisitions and disposals(ii)	6	1	1	8	-	-	16
Organic movement	(36)	-	(3)	3	(4)	-	(40)
2015 reported	275	218	74	96	157	2	822
Organic movement %	(12)	-	(4)	4	(2)	-	(5)

Operating profit before exceptional items
2014 reported	819	480	175	207	214	(56)	1,839
Exchange(i)	30	(36)	(38)	(63)	(15)	(3)	(125)
Acquisitions and disposals(ii)	(39)	(20)	(3)	(8)	(2)	(3)	(75)
2014 adjusted	810	424	134	136	197	(62)	1,639
Acquisitions and disposals(ii)	18	6	4	11	1	(1)	39
Organic movement	(19)	20	-	7	36	(5)	39
2015 reported	809	450	138	154	234	(68)	1,717
Organic movement %	(2)	5	-	5	18	(8)	2
Organic operating margin %
2015	44.6%	33.8%	19.8%	29.5%	20.9%	n/a	31.17%
2014	44.9%	33.4%	20.3%	30.6%	18.1%	n/a	31.01%
Margin (decline)/improvement (bps)	(29)	46	(57)	(108)	280	n/a	16

(1)	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see ‘Additional Financial Information’ and ‘Notes’ sections.
(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(i)	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the euro, the Brazilian real and the US dollar.
(ii)	In the six months ended 31 December 2015 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:
					Operating
	Volume	Sales	Net sales	Marketing	profit
	equ. units million	£ million	£ million	£ million	£ million
Six months ended 31 December 2014
Acquisitions
Transaction costs	-	-	-	-	(1)
	-	-	-	-	(1)
Disposals
Wine businesses in the United States and Percy Fox	(1.0)	(195)	(174)	(9)	(37)
Bushmills	(0.4)	(45)	(34)	(6)	(19)
Jamaica incl Red Stripe	(0.4)	(54)	(42)	(4)	(10)
Gleneagles	-	(26)	(26)	(1)	(4)
Bouvet	(0.1)	(9)	(9)	-	(1)
USL owned to franchise	(6.0)	(80)	(33)	(1)	-
Others	(0.2)	(20)	(14)	-	(3)
	(8.1)	(429)	(332)	(21)	(74)

Acquisitions and disposals	(8.1)	(429)	(332)	(21)	(75)
Six months ended 31 December 2015
Acquisitions
Don Julio	0.2	30	19	5	19
United National Breweries	1.4	26	26	1	4
Others	0.1	10	7	-	-
Transaction costs	-	-	-	-	(1)
	1.7	66	52	6	22
Disposals
Wine businesses in the United States and Percy Fox	0.9	147	131	8	11
Jamaica incl Red Stripe	0.3	35	25	2	4
Bouvet	-	7	7	-	1
Others	0.1	13	8	-	1
	1.3	202	171	10	17

Acquisitions and disposals	3.0	268	223	16	39

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the six months ended 31 December 2015 and 31 December 2014 are set out in the table below.
	2015	2014
	£ million	£ million

Profit attributable to equity shareholders of the parent company	1,406	1,311
Exceptional operating items attributable to equity shareholders of the parent company	104	170
Non-operating items attributable to equity shareholders of the parent company	(203)	(98)
Tax in respect of exceptional operating and non-operating items	(22)	(38)
	1,285	1,345

	million	million
Weighted average number of shares in issue	2,507	2,506

	pence	pence
Earnings per share before exceptional items	51.3	53.7
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net movements in loans receivable and other investments and with the net purchase of property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the six months ended 31 December 2015 and 31 December 2014 are set out in the table below:
	Six months ended	Six months ended
	31 December 2015	31 December 2014
	£ million	£ million

Net cash from operating activities	1,037	957
Disposal of property, plant and equipment and computer software	8	36
Purchase of property, plant and equipment and computer software	(204)	(270)
Movements in loans and other investments	(2)	(24)
Free cash flow	839	699

Return on average total invested capital
Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the period, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average total invested capital for the six months ended 31 December 2015 and 31 December 2014 are set out in the table below:
	2015	2014
		(restated)(i)
	£ million	£ million

Operating profit	1,613	1,668
Exceptional operating items	104	171
Profit for the period attributable to non-controlling interests	(74)	(54)
Share of after tax results of associates and joint ventures	136	113
Tax at the tax rate before exceptional items of 19% (2015 – 18.3%)	(338)	(347)
	1,441	1,551

Average net assets (excluding net post employment liabilities)	9,736	8,649
Average non-controlling interests	(1,512)	(1,118)
Average net borrowings	9,378	9,759
Average integration and restructuring costs (net of tax)	1,639	1,587
Goodwill at 1 July 2004	1,562	1,562
Adjustment in respect of acquisition of USL(ii)	-	740
Average total invested capital	20,803	21,179

Return on average total invested capital	13.9%	14.6%

(i)
The group revised the calculation of ROIC at 30 June 2015 by excluding the net assets and net profit attributable to non-controlling interests. Prior to this adjustment, in the six months ended 31 December 2014 the ROIC reported was 13.9%.

(ii)	For the six months ended 31 December 2014 average net assets were adjusted for the inclusion of USL as though it was owned throughout the period as it became a subsidiary on 2 July 2014.

Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.
The tax rates from continuing operations before exceptional and after exceptional items for the six months ended 31 December 2015 and 31 December 2014 are set out in the table below:
	2015 £ million	2014 £ million

Tax before exceptional items (a)	318	314
Tax in respect of exceptional items	(22)	(38)
Taxation on profit from continuing operations (b)	296	276

Profit from continuing operations before taxation and exceptional items (c)	1,677	1,713
Non-operating items	211	98
Exceptional operating items	(104)	(171)
Profit before taxation (d)	1,784	1,640

Tax rate before exceptional items (a/c)	19.0%	18.3%
Tax rate from continuing operations after exceptional items (b/d)	16.6%	16.8%
Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.
Price/mix is the number of percentage points by which the organic movement in net sales differs to the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.
References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Shui Jing Fang, Haig Club whisky and DeLeón Tequila.
References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits excluding ready to drink include, but are not limited to, Bell’s, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, JεB, Old Parr, Yenì Raki, Ketel One vodka, scotch malts, White Horse, Windsor and Ypióca.
References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.
References to beer include non-alcoholic products such as Guinness Malta.
References to the group include Diageo plc and its consolidated subsidiaries.

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the annual report for the year ended 30 June 2015 and under ‘Risk Factors’ in the annual report on Form 20-F for the year ended 30 June 2015.

These key risks and uncertainties have not materially changed since 30 June 2015 and include: unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•
changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•
the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•
ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2016.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

•
the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU and give a true and fair view of the assets, liabilities, financial position and profit and loss of Diageo plc;

•	the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the last annual report that could do so.

The directors of Diageo plc are as follows: Dr Franz B Humer (Chairman), Ivan Menezes (Chief Executive), Kathryn Mikells (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip G Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Betsy D Holden, Ho Kwon Ping, Nicola Mendelsohn, Alan Stewart and Emma Walmsley.

Diageo will release its interims results for the six months ended 31 December 2015 on Thursday 28 January 2016.

Webcast, presentation slides and transcript

At 08.00 (UK time) on Thursday 28 January, Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will present Diageo’s interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and transcript will also be available to download from www.diageo.com at 08.00 (UK time).

Live Q&A conference call

Ivan Menezes, Chief Executive and Kathryn Mikells, Chief Financial Officer will be hosting a Q&A conference call on Thursday 28 January 2016 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

UK Toll Number	+44 (0) 20 3003 2666
UK Toll Free Number	0808 109 0700
US Toll Number	+1 212 999 6659
US Toll Free Number	1 866 966 5335
Germany Toll Number	+49 (0) 89 2444 32975
Singapore Toll Number	+65 6494 8889

The conference call is for analysts and investors only. To join the call please use the password already sent to you or email Suzanne.austin@diageo.com.

To hear a replay of the call, please use the telephone numbers below.

UK Toll Number	+44 (0) 20 8196 1998
UK Toll Free Number	0808 633 8453
US Toll Free Number	1 866 583 1035
Germany Toll Number	+49 (0) 30 7675 7449
Singapore Toll Number	+800 441 1300

A transcript of the Q&A session will be available for download on 29 January 2016 at www.diageo.com.

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Pier Falcione	+44 (0) 20 8978 4838
	Rohit Vats	+44 (0) 20 8978 1064
investor.relations@diageo.com

Media enquiries to:	Dominic Redfearn Kirsty King Lisa Crane	+44 (0) 20 8978 2714 +44 (0) 20 8978 6855 +44 (0) 20 8978 4771
global.press.office@diageo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 28 January 2016	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary